As filed with the Securities and Exchange Commission on April 30, 2004
Registration No.           -

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Investors Real Estate Trust

(Exact name of registrant as specified in its charter)

North Dakota	45-0311232
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

12 South Main Street

Minot, ND 58701
(701) 837-4738
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Karin Wentz, Esq.

Associate General Counsel
21500 Highway 7
P.O. Box 560
Excelsior, MN 55331
(952) 401-6600
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Joseph T. Kinning, Esq.
Amy E. Dahl, Esq.
Gray, Plant, Mooty, Mooty & Bennett, P.A.
500 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402-3796
(612) 632-3000

     Approximate date of commencement of proposed sale to the public: From time to time after the registration statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Proposed Maximum
	Amount to be	Proposed Maximum	Aggregate Offering	Amount of
Title of Securities to be Registered	Registered	Offering Price	Price	Registration Fee

Common Shares of Beneficial Interest, no par value	1,762,376 shares	$9.72(1)	$17,130,294(1)	$2,171(1)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of Regulation C under the Securities Act of 1933 as of the close of the market on April 26, 2004.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment which specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement becomes effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained in this Prospectus is not complete and may be changed. We may not sell the securities covered by this Prospectus until the Securities and Exchange Commission declares effective the registration statement of which this Prospectus is a part. This Prospectus is not an offer to sell these securities and it is not an offer to buy these securities in any state where such an offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 30, 2004

PROSPECTUS

Investors Real Estate Trust

1,762,376 Common Shares of Beneficial Interest

        This prospectus relates to the possible issuance, from time to time, of up to 1,762,376 common shares of beneficial interest, no par value, to the holders of limited partnership units, or LP Units, of our operating partnership, IRET PROPERTIES, a North Dakota Limited Partnership, or IRET Properties. Our common shares are the functional equivalent of common stock, having the rights and preferences normally associated with common stock. We may issue the common shares covered by this prospectus to the holders of LP Units to the extent that they redeem their LP Units of IRET Properties and we elect to issue common shares in connection with such redemption. We may also elect to pay cash for redeemed LP Units in lieu of issuing common shares. We will not receive any proceeds from any common shares issued in exchange for the redemption of LP Units. The persons receiving common shares covered by this prospectus upon redemption of LP Units are referred to herein individually as a “selling shareholder,” and collectively as the “selling shareholders.”

      This prospectus also relates to the offer and resale, from time to time, by the selling shareholders of the common shares covered by this prospectus. We will not receive any proceeds from the possible resale of common shares by any selling shareholder.

      We are registering the common shares covered by this prospectus as required under the Agreement of Limited Partnership of IRET Properties, dated January 31, 1997, and as amended to date. The registration of the common shares does not necessarily mean that any of the LP Units will be submitted for redemption or that any of the common shares to be issued upon such redemption will be offered or sold by the selling shareholders.

      The selling shareholders may resell the common shares covered by this prospectus from time to time on the NASDAQ National Market or such other national securities exchange or automated interdealer quotation system on which our common shares are then listed or quoted, through negotiated transactions or otherwise at market prices prevailing at the time of the sale or at negotiated prices. The selling shareholders may engage brokers or dealers who may receive commissions or discounts from such selling shareholders.

      Our common shares are traded on the NASDAQ National Market under the symbol “IRETS.”

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

       Investing in our common shares involves risks. See “Risk Factors” beginning on page 1 of this prospectus.

The date of this Prospectus is May      , 2004.

RISK FACTORS

      In addition to the other information contained or incorporated by reference in this prospectus, prospective investors should consider carefully the following factors when evaluating an investment in our common shares offered by this prospectus. You should also review our disclosures under the heading “Special Note Regarding Forward-Looking Statements” in this prospectus.

Risks Related to Our Properties and Business

      Our increasing ownership of commercial properties subjects us to different risks than our traditional base of multi-family residential properties. Historically, the assets in our investment portfolio consisted predominantly of multi-family residential properties. More recently, our investment activities have caused this balance to shift so that the percentage of commercial properties held in our portfolio has increased significantly. Within the past 21 months, approximately 84% of our property acquisitions, on a total asset value basis, have been commercial properties, due to the greater availability of these properties on terms that meet our financial and strategic objectives. “Total asset value” is the amount we have invested in our properties (original investment plus improvements, if any). Based on total asset value, commercial properties now comprise a majority of our real estate assets, with the majority of our commercial properties being located in the Minneapolis/ St. Paul metropolitan area. Based on current market conditions, we anticipate that the percentage of commercial properties that we may acquire will continue to significantly exceed the number of multi-family residential properties that we may acquire during the next twelve months.

      Our historical experience in acquiring and operating multi-family residential properties may not be directly applicable to the acquisition and operation of commercial properties. Commercial properties involve different risks than multi-family residential properties, including:

•	direct exposure to business and economic downturns;

•	exposure to tenant lease terminations or bankruptcies; and

•	competition from real estate investors with greater experience in developing and owning commercial properties.

Our earnings may be negatively affected if we are not successful in our acquisition and operation of commercial properties.

      Our geographic concentration in Minnesota and North Dakota may result in losses. For the fiscal year ended April 30, 2003, and the nine month period ended January 31, 2004, we received approximately 82% and 81%, respectively, of our commercial gross revenue from commercial properties in Minnesota and approximately 10% and 9%, respectively, of our commercial gross revenue from commercial properties in North Dakota. For those same periods, we received approximately 17% and 19%, respectively, of our multi-family residential gross revenue from multi-family residential properties in Minnesota and 30% and 29%, respectively, of our apartment gross revenue from multi-family properties in North Dakota. As of January 31, 2004, Minnesota accounted for approximately 77% of our commercial real estate portfolio and 21% of our multi-family residential real estate portfolio, as determined by total asset value, while North Dakota accounted for approximately 9% of our commercial real estate portfolio and 26% of our multi-family residential real estate portfolio.

      As a result of this concentration, we are subject to substantially greater risk than if our investments were more geographically dispersed. Specifically, we are more significantly exposed to the effects of economic and real estate conditions in those particular markets, such as building by competitors, local vacancy and rental rates and general levels of employment and economic activity.

      The economic climate in Minnesota is highly dependent on the service, manufacturing and high technology industries. The North Dakota economy is dependent on the agricultural, government, business and personal services and wholesale and retail industries. Economic weakening, or lack of recovery from the recent weakness, in any of these industries may adversely affect the performance of our real estate portfolio by decreasing demand for rental space.

      Approximately 68% of our assets in North Dakota, based on total asset value, are multi-family residential properties, which are dependent on a stable or growing population. During the past ten years, North Dakota’s population and total personal income have grown at slower rates than surrounding states and the nation as a whole. If this trend continues, we may experience difficulty in renting our properties at acceptable rates, which may result in a decrease in our net income and adversely affect our ability to make distributions to the holders of our shares of beneficial interest.

      Increasing physical and economic vacancy rates and declining rental rates will negatively impact earnings. In the twelve months subsequent to April 30, 2004, leases covering approximately 7% of our annualized base rents will expire. At January 31, 2004, the economic occupancy of our total commercial square footage, on a stabilized property basis, was approximately 94%. “Economic occupancy” is defined as total possible revenue less vacancy loss as a percentage of total possible revenue. Total possible revenue is determined by valuing occupied units or square footage at contract rates and vacant units or square footage at market rates. If we are unable to rent or sell those properties that are vacant or affected by expiring leases, properties producing approximately 17% of our total commercial annualized base rents will be vacant within the next twelve months. Even greater vacancies will be created to the extent that a number of tenants, or any one significant tenant, file for bankruptcy protection and reject our leases. At January 31, 2004, the economic occupancy of our multi-family residential properties, on a stabilized property basis, was approximately 91%. Multi-family residential vacancies could increase from current levels due to general economic conditions, local economic or competitive conditions, the trend toward home ownership facilitated by low interest rates, unsatisfactory property management, the physical condition of our properties or other factors. Increased vacancies in both our commercial and multi-family residential properties will negatively impact our earnings, will cause a decline in the value of our real estate portfolio and may adversely affect our ability to make distributions to the holders of our shares of beneficial interest.

      Economic occupancy levels for our stabilized commercial and multi-family residential properties have decreased over the past twelve months. Multi-family residential property economic occupancy rates (on a stabilized property basis) decreased to 91% from 92% for the nine months ended January 31, 2004 and 2003, respectively. Commercial property economic occupancy rates (on a stabilized property basis) decreased to 94% from 97% for the nine months ended January 31, 2004 and 2003, respectively. The decrease in economic occupancy rates of our multi-family residential properties does not reflect the concessions, such as free rent, that have been granted to attract new tenants to our multi-family residential properties. Concessions, on a multi-family residential stabilized property basis, were $1.8 million and $0.9 million for the nine months ended January 31, 2004 and 2003, respectively, an increase of 96%. “Stabilized properties” are those properties that we owned for the entirety of both periods being compared, and include properties that were redeveloped or expanded during the period being compared. Properties purchased or sold during the periods being compared are excluded from our stabilized property analysis.

      Inability to manage our rapid growth effectively may adversely affect our operating results. Our total assets have increased from $570.3 million at April 30, 2001, to $993.9 million at January 31, 2004, principally through the acquisition of additional real estate properties. Subject to our continued ability to raise equity capital and issue LP units of IRET Properties, we anticipate acquiring approximately $100 million to $200 million of real estate assets on an annual basis. Effective management of this level of growth will present challenges, including:

•	the need to expand our management team and staff;

•	the need to enhance internal operating systems and controls;

•	increased reliance on outside advisors and property managers; and

•	the ability to consistently achieve targeted returns.

      If we are unable to effectively manage our growth, our operating results will be adversely affected.

      Competition may negatively impact our earnings. We compete with many kinds of institutions, including other REITs, private partnerships, individuals, pension funds and banks, for tenants and investment opportunities. Many of these institutions are active in the markets in which we invest and have greater financial and other resources that may be used to compete against us. With respect to tenants, this competition may affect our ability to lease our properties, the price at which we are able to lease our properties and the cost of required renovations or build-outs. With respect to acquisition and development investment opportunities, this competition may cause us to pay higher prices for new properties than we otherwise would have paid, or may prevent us from purchasing a desired property at all.

      An inability to continue to make accretive property acquisitions may adversely affect our ability to increase our operating income. From our fiscal year ended April 30, 2001, to our fiscal year ended April 30, 2003, we increased our operating income from $10.8 million to $15.9 million. Most of this growth was attributable to the acquisition of additional real estate properties. However, on a per common share and per common share and unit basis for the same period, our net income has stayed the same, after an initial increase from April 31, 2001, to April 30, 2002. Our net income per common share and per common share and unit was $0.38 as of April 30, 2003, compared to $0.42 and $0.38, respectively, as of April 30, 2002 and 2001. If we are unable to continue to make real estate acquisitions on terms that meet our financial and strategic objectives, whether due to market conditions, a changed competitive environment or unavailability of capital, our ability to increase our operating income may be materially and adversely affected.

      High leverage on our overall portfolio may result in losses. As of January 31, 2004, our ratio of total indebtedness to total net assets was approximately 179%. As of April 30, 2003, 2002 and 2001, our percentage of total indebtedness to total net assets was approximately 186%, 211% and 215%, respectively. Under our Second Restated Trustees’ Regulations (Bylaws), or our Bylaws, we may increase our total indebtedness up to 300% of net assets before depreciation in the aggregate, or by an additional approximately $433.0 million. There is no limitation on the increase that may be permitted if approved by a majority of the independent members of our board of trustees and disclosed to the holders of our shares of beneficial interest in the next quarterly report, along with justification for any excess.

      This amount of leverage may expose us to cash flow problems if rental income decreases. Under those circumstances, in order to pay our debt obligations we might be required to sell properties at a loss or be unable to make distributions to the holders of our shares of beneficial interest. A failure to pay amounts due may result in a default on our obligations and the loss of the property through foreclosure.

      Our inability to renew, repay or refinance our debt may result in losses. We are subject to the normal risks associated with debt financing, including the risk that:

•	our cash flow will be insufficient to meet required payments of principal and interest;

•	we will not be able to renew, refinance or repay our indebtedness when due; and

•	the terms of any renewal or refinancing will be less favorable than the terms of our current indebtedness.

If we are unable to refinance our indebtedness on acceptable terms, or at all, we may be forced to dispose of one or more of the properties on disadvantageous terms, which may result in losses to us. These losses could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. Furthermore, if a property is mortgaged to secure payment of indebtedness and we are unable to meet mortgage payments, the mortgagee could foreclose upon the property, appoint a receiver and receive an assignment of rents and leases or pursue other remedies, all with a consequent loss of our revenues and asset value. Foreclosures could also create taxable income without accompanying cash proceeds, thereby hindering our ability to meet the REIT distribution requirements of the Internal Revenue Code.

      The principal balance of our indebtedness in mortgage loans secured by individual commercial and multi-family residential properties totaled $610.8 million as of January 31, 2004. Of the outstanding mortgages, both fixed and variable, $21.8 million in principal amount will come due during fiscal year 2004, $18.7 million in principal amount will come due during fiscal year 2005 and the remaining balance will come due in later fiscal years.

      The cost of our indebtedness may increase. We have incurred, and we expect to continue to incur, indebtedness that bears interest at a variable rate. As of January 31, 2004, $39.7 million, or approximately 7%, of the principal amount of our total mortgage indebtedness was subject to variable interest rate agreements. The interest rates on our variable rate mortgages range from approximately 4% to approximately 8%. An increase of one percent in our variable interest rate would collectively increase our interest payments by $397,000 annually. In addition, portions of our fixed-rate indebtedness incurred for historical property acquisitions will come due on a periodic basis. For example, in each of our fiscal years ending April 30, 2005, 2006 and 2007, approximately $15.0 to $17.0 million of our fixed-rate debt will come due. Accordingly, increases in interest rates will increase our interest costs, which could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt.

      Our current or future insurance may not protect us against possible losses. We carry comprehensive liability, fire, extended coverage and rental loss insurance with respect to our properties at levels that we believe to be adequate. However, the coverage limits of our current or future policies may be insufficient to cover the full cost of repair or replacement of all potential losses. Moreover, this level of coverage may not continue to be available in the future or, if available, may be available only at unacceptable cost or with unacceptable terms.

      Additionally, there may be certain extraordinary losses, such as those resulting from civil unrest, terrorism or environmental contamination, that are not generally, or fully, insured against because they are either uninsurable or not economically insurable. For example, we do not currently carry insurance against losses as a result of environmental contamination. Should an uninsured or underinsured loss occur to a property, we could be required to use our own funds for restoration or lose all or part of our investment in, and anticipated revenues from, the property. In any event, we would continue to be obligated on any mortgage indebtedness on the property. Any loss could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt.

      We have significant investments in medical office properties and adverse trends in healthcare provider operations may negatively affect our lease revenues from these properties. We have acquired a significant number of specialty medical properties and may acquire more in the future. As of January 31, 2004, our real estate portfolio included eight medical office properties, having a total asset value of $96.5 million, or approximately 9% of the total asset value of our entire real estate portfolio. In April 2004, we acquired an additional five clinic properties, located in or near Duluth, Minnesota, and expect to close in the next several weeks on a sixth clinic property. These six clinics have a total asset value of $33.6 million. Following these acquisitions, approximately 12.3% of the total asset value of our real estate portfolio will consist of specialty medical office properties.

      The healthcare industry is currently experiencing changes in the demand for, and methods of delivery of, healthcare services; changes in third-party reimbursement policies; significant unused capacity in certain areas, which has created substantial competition for patients among healthcare providers in those areas; continuing pressure by private and governmental payors to reduce payments to providers of services; and increased scrutiny of billing, referral and other practices by federal and state authorities. Sources of revenue for our medical property tenants may include the federal Medicare program, state Medicaid programs, private insurance carriers and health maintenance organizations, among others. Efforts by such payors to reduce healthcare costs will likely continue, which may result in reductions or slower growth in reimbursement for certain services provided by some of our tenants. These factors may adversely affect the economic performance of some or all of our medical services tenants and, in turn, our lease revenues. In addition, if we or our tenants terminate the leases for these properties, or our tenants lose their regulatory authority to operate such properties, we may not be able to locate suitable replacement tenants to lease the properties for their specialized uses. Alternatively, we may be required to spend substantial amounts to adapt the properties to other uses. Any loss of revenues and/or additional capital expenditures occurring as a result could hinder our ability to make distributions to the holders of our shares of beneficial interest.

      Adverse changes in applicable laws may affect our potential liabilities relating to our properties and operations. Increases in real estate taxes and income, service and transfer taxes cannot always be passed through to all tenants in the form of higher rents. As a result, any increase may adversely affect our cash available for distribution, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. Similarly, changes in laws that increase the potential liability for environmental conditions existing on properties, that increase the restrictions on discharges or other conditions or that affect development, construction and safety requirements may result in significant unanticipated expenditures that could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. In addition, future enactment of rent control or rent stabilization laws or other laws regulating multi-family residential properties may reduce rental revenues or increase operating costs.

      Complying with laws benefiting disabled persons may affect our costs and investment strategies. Federal, state and local laws and regulations designed to improve disabled persons’ access to and use of buildings, including the Americans with Disabilities Act, may require modifications to, or restrict renovations of, existing buildings. Additionally, these laws and regulations may require that structural features be added to buildings under construction. Any legislation or regulations that may be adopted in the future may impose further burdens or restrictions on us with respect to improved access to, and use of these buildings by, disabled persons. The costs of complying with these laws and regulations may be substantial and limits or restrictions on construction, or the completion of required renovations, may limit the implementation of our investment strategy or reduce overall returns on our investments. This could have an adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt.

      We may be responsible for potential liabilities under environmental laws. Under various federal, state and local laws, ordinances and regulations, a current or previous owner or operator of real estate may be liable for the costs of removal of, or remediation of, hazardous or toxic substances in, on, around or under that property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. The presence of these substances, or the failure to properly remediate any property containing these substances, may adversely affect the owner’s or operator’s ability to sell or rent the affected property or to borrow using the property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal of, or remediation of, these substances at that disposal or treatment facility, whether or not the facility is owned or operated by that person. In connection with our current or former ownership (direct or indirect), operation, management, development and/or control of real properties, we may be potentially liable for removal or remediation costs with respect to hazardous or toxic substances as those properties, as well as certain other costs, including governmental fines and claims for injuries to persons and property. A finding of liability for an environmental condition as to any one or more properties could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt.

      It is currently our policy to obtain a Phase I environmental study on each property that we seek to acquire. If the Phase I indicates any possible environmental problems, it is our policy is to order a Phase II study, which involves testing the soil and ground water for actual hazardous substances. However, Phase I and Phase II environmental studies, or any other environmental studies undertaken with respect to any of our current or future properties, may not reveal the full extent of potential environmental liabilities. We currently do not carry insurance for environmental liabilities.

      We may be unable to retain or attract qualified management. We are dependent upon our senior officers for essentially all aspects of our business operations. Our senior officers have experience in the specialized business segments in which we operate and the loss of them would likely have a material adverse effect on our operations. We do not have employment contracts with any of our senior officers. As a result, any senior officer may terminate his or her relationship with us at any time, without providing advance notice. The location of our corporate headquarters in Minot, North Dakota, may make it more difficult and expensive to attract, relocate and retain current and future officers and employees.

Risks Related to the Purchase of our Shares of Beneficial Interest

      We may issues shares of beneficial interest with rights and preferences that are superior to the rights and preferences of our common shares. Without the approval of the holders of our common shares, our board of trustees may establish one or more classes or series of our shares of beneficial interest and each such class or series may have rights and preferences that are superior to the rights and preferences of our common shares. Any such class or series of preferred shares of beneficial interest may contain dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights and preferences that are superior to the rights of the holders of our common shares. Our Series A preferred shares, which as of the date of this prospectus there are 1,150,000 shares issued and outstanding, have rights and preferences that are superior to the rights and preferences of our common shares.

      The voting rights of our Series A preferred shares may allow holders of the Series A preferred shares to impede actions that otherwise benefit holders of our common shares. In general, the holders of our Series A preferred shares do not have any voting rights. However, whenever distributions payable on our Series A preferred shares are in arrears for six or more quarterly periods, whether or not consecutive, holders of our Series A preferred shares will be entitled to elect two additional trustees to serve on our board of trustees, who will be elected for one-year terms (subject to earlier termination as described below). Such election will be at a special meeting called by the record holders of at least 10% of our Series A preferred shares (or at our next special meeting or annual meeting if notice of such meeting is given less than 90 days before our next special meeting or annual meeting) and each subsequent annual meeting until all of the distributions on the Series A preferred shares for the past distribution periods and the then current distribution period have been fully paid or authorized and a sum sufficient for payment thereof set aside in full. Election will require a vote of the holders of a majority of the Series A preferred shares then outstanding. Upon such election, the size of our board of trustees will be increased by two trustees. If and when all such accumulated distributions have been paid on the Series A preferred shares, the term of office of each of the additional trustees so elected will terminate and the size of our board of trustees will be reduced accordingly.

      In addition, while any Series A preferred shares are outstanding, the affirmative vote or consent of the holders of at least two-thirds of the then outstanding Series A preferred shares will be required to:

•	authorize or create (including by reclassification), or increase the authorized or issued amount of, any class or series of shares of beneficial interest, or any obligation or security convertible into, exchangeable for or evidencing the right to purchase or otherwise acquire any shares of any class or series of shares of beneficial interest, that rank senior to our Series A preferred shares with respect to payment of distributions or the distribution of assets upon our liquidation, dissolution or winding up, whether voluntary or involuntary; or

•	amend, alter or repeal the provisions of our Third Restated Declaration of Trust or the articles supplementary, whether by merger, consolidation, share exchange or otherwise, or consummate a merger, consolidation, share exchange or transfer involving us, in either case so as to materially and adversely affect any right, preference, privilege or voting power of the holders of our Series A preferred shares.

      Payment of distributions on our shares of beneficial interest is not guaranteed. Our board of trustees must approve our payment of distributions and may elect at any time, or from time to time, and for an indefinite duration, to reduce the distributions payable on our shares of beneficial interest or to not pay distributions on our shares of beneficial interest. Our board of trustees may reduce distributions for a variety of reasons, including, but not limited to, the following:

•	operating results below expectations that cannot support the current distribution payment;

•	unanticipated cash requirements; or

•	concluding that the payment of distributions would cause us to breach the terms of certain agreements or contracts, such as financial ratio covenants.

      In addition, our Series A preferred shares have distribution rights that are preferential to the distribution rights of our common shares.

      Changes in market conditions could adversely affect the price of our shares of beneficial interest. As is the case with any publicly-traded securities, certain factors outside of our control could influence the value of our common shares, Series A preferred shares and any other classes or series of preferred shares of beneficial interest to be issued in the future. These conditions include, but are not limited to:

•	market perception of REITs in general;

•	market perception of REITs relative to other investment opportunities;

•	market perception of our financial condition, performance, dividends and growth potential;

•	prevailing interest rates; and

•	general economic and business conditions.

      Low trading volume on the NASDAQ National Market may prevent the timely resale of our common shares. No assurance can be given that a purchaser of our common shares will be able to resell such shares when desired. Our common shares are currently traded on the NASDAQ National Market. The average daily trading volume for the period of May 1, 2002, through April 30, 2003, was 42,878 Shares and the average monthly trading volume for the period of May 2002 through April 2003 was 900,434 Shares. As a result of this trading volume, an owner of our common shares may encounter difficulty in selling such shares in a timely manner and may incur a substantial loss.

Risks Related to Our Structure and Organization

      We may incur tax liabilities as a consequence of failing to qualify as a REIT. Although our management believes that we are organized and have operated and are operating in such a manner to qualify as a “real estate investment trust,” as that term is defined under the Internal Revenue Code, we may not in fact have operated, or may not be able to continue to operate, in a manner to qualify or remain so qualified. Qualification as a real estate investment trust, or REIT, involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial or administrative interpretations, and further involves the determination of factual matters and circumstances not entirely within our control. See “Certain Tax Considerations” below. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources, and we must make distributions to the holders of our shares of beneficial interest aggregating annually at least 90% of our REIT taxable income (excluding net capital gains). Thus, to the extent revenues from non-qualifying sources, such as income from third-party management, represents more than five percent of our gross income in any taxable year, we will not satisfy the 95% income test and may fail to qualify as a REIT, unless certain relief provisions contained in the Internal Revenue Code apply. Even if relief provisions apply, however, a tax would be imposed with respect to excess net income. Additionally, if IRET Properties or one or more of our subsidiaries is determined to be taxable as a corporation, we may fail to qualify as a REIT. Either our failure to qualify as a REIT, for any reason, or the imposition of taxes on excess net income from non-qualifying sources, could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. Furthermore, new legislation, regulations, administrative interpretations or court decisions could change the tax laws with respect to our qualification as a REIT or the federal income tax consequences of our qualification.

      If we failed to qualify as a REIT, we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at corporate rates, which would likely have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. In addition, unless entitled to relief under applicable statutory provisions, we would also be disqualified from treatment as a REIT for the four taxable years following the year during which we lost our qualification. This treatment would reduce funds available for investment or distributions to the holders of our shares of beneficial interest because of the additional tax liability to us for the year or years involved. In addition, we would no longer be required to make distributions to holders of our common shares. To the extent that distributions to the holders of our shares of beneficial interest would have been made in anticipation of qualifying as a REIT, we might be required to borrow funds or to liquidate certain investments to pay the applicable tax.

      Certain provisions of our Third Restated Declaration of Trust may limit a change in control and deter a takeover. In order to maintain our qualification as a REIT, our Articles of Amendment and Third Restated Declaration of Trust, as amended to date, or our Third Restated Declaration of Trust, provides that any transaction, other than a transaction entered into through the NASDAQ National Market or other similar exchange, that would result in our disqualification as a REIT under Section 856 of the Internal Revenue Code, including any transaction that would result in (i) a person owning in excess of the ownership limit, which as of the date of this prospectus supplement is 9.8%, in number or value, of our outstanding shares of beneficial interest, (ii) less than 100 people owning our shares of beneficial interest, (iii) us being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code, or (iv) 50% or more of the fair market value of our shares of beneficial interest being held by persons other than “United States persons,” as defined in Section 7701(a)(30) of the Internal Revenue Code, will be void ab initio. If the transaction is not void ab initio, then the shares of beneficial interest in excess of the ownership limit, that would cause us to be closely held, that would result in 50% or more of the fair market value of our shares of beneficial interest to be held by persons other than United States persons or that otherwise would result in our disqualification as a REIT, will automatically be exchanged for an equal number of excess shares, and these excess shares will be transferred to an excess share trustee for the exclusive benefit of the charitable beneficiaries named by our board of trustees. These limitations may have the effect of preventing a change in control or takeover of us by a third-party, even if the change in control or takeover would be in the best interests of the holders of our shares of beneficial interest.

      Our board of trustees may make changes to our major policies without approval of the holders of our shares of beneficial interest. Our major policies, including policies relating to development, acquisitions, financing, growth, debt capitalization and distributions, are determined by our board of trustees. Our board of trustees may amend or revoke those policies, and other policies, without advance notice to, or the approval of, the holders of our shares of beneficial interest.

IRET

      We are a self-advised equity REIT organized under the laws of North Dakota. Our business consists of owning and operating income-producing real properties. Our investments include multi-family residential properties and commercial properties, with such properties located primarily in the upper Midwest states of Minnesota and North Dakota.

      Our multi-family residential properties include apartment buildings, complexes and communities. Our commercial properties include office buildings, retail stores and centers, industrial facilities and health care properties, such as clinics and assisted living centers. These commercial properties are typically leased to tenants under long term lease arrangements.

      We operate in a manner intended to enable us to qualify as a REIT under the Internal Revenue Code. We operate in connection with an umbrella partnership real estate investment trust or an UPREIT,

of which we are the general partner, and we conduct our day-to-day business operations through our operating partnership, IRET Properties, a North Dakota Limited Partnership. Our principal executive office is located at 12 South Main, Minot, North Dakota 58701 and our telephone number is (701) 837-4738.

RECENT DEVELOPMENTS

      In February 2004 we signed a purchase agreement to acquire a portfolio of 15 commercial and medical properties located primarily in Duluth, Minnesota, and the surrounding area. We closed on the acquisition of 14 of these 15 properties in April 2004, and we are currently working to close on the remaining property in this portfolio. We will pay in total approximately $67.0 million for these properties. We expect to finance approximately $43.5 million of the total purchase price for these properties with bank or other financial institution loans, which we expect to close in June 2004.

      On April 7, 2004, we commenced a best efforts offering to sell up to 1,200,000 of our common shares at $10.10 per share. We expect this offering to close on or about May 28, 2004.

      On April 26, 2004, we successfully completed our public offering of 1,150,000 Series A preferred shares (including 150,000 Series A preferred shares purchased under an underwriters’ over-allotment option granted by us) at $25 per share. We received proceeds of approximately $27.7 million (including the proceeds from the Series A preferred shares issued pursuant to the over-allotment option) after underwriting commissions of $0.9375 per share, but before other expenses of the offering. D.A. Davidson & Co. was the book running manager of the offering.

NO PROCEEDS TO IRET

      We will not receive any proceeds from the issuance of the common shares, if any, covered by this prospectus or from the resale of the common shares, if any, covered by this prospectus by the selling shareholders. All of the proceeds from the resale of the common shares covered by this prospectus will go to the selling shareholders who offer and sell their shares.

SELLING SHAREHOLDERS

      We may issue the common shares covered by this prospectus to the selling shareholders in exchange for LP Units if and to the extent that the selling shareholders redeem LP units and we elect to issue common shares in exchange for such LP Units. The selling shareholders will have received all common shares that they may offer for sale under the prospectus by redeeming the LP Units to which this prospectus relates. The following table sets forth certain information with respect to the selling shareholders and their ownership of common shares as of April 26, 2004. No selling shareholder has held any position, office or had any other material relationship with us, or any of our predecessors or affiliates, during the past three years. Except as indicated below, the common shares owned by each selling shareholder, including all common shares to be issued in exchange for currently redeemable LP Units for common shares covered by this prospectus, represents less than 1% of the sum of the common shares outstanding as of April 26, 2004, plus all common shares to be issued in exchange for LP Units by the selling shareholders pursuant to this prospectus, assuming redemption of all LP Units in exchange for common shares.

      Since the selling shareholders may sell all, some or none of the common shares issued upon redemption of LP Units, and since there are currently no agreements, arrangements or understandings with respect to the sale of any of such common shares, no estimate can be given as to the number or percentage of shares that will be held by the selling shareholders upon termination of any offering made hereby. The Shares covered by this prospectus represent approximately 4.1% of the sum of our total common shares outstanding as of April 26, 2004, plus all common shares to be issued in exchange for

LP Units by the selling shareholders pursuant to this prospectus, assuming redemption of all LP Units in exchange for common shares.

	Shares Owned Prior to	Shares Being
Name of Selling Shareholder	the Offering(1)	Offered(2)

Gene A. & Clarice J. Bauer	65,221	50,378
Paul Baszucki	125,118	125,118
Mayer Berg	20,034	20,034
Ronald C. Erickson	22,260	22,260
Neil Feinberg	16,695	16,695
Craig Gagnon	16,994	11,130
Gary F. Gray	65,395	65,395
Ronald Krank	22,260	22,260
Steven B. Liefschultz	744,979 (3)	741,969
Bernard J. Reeck	192,104	192,104
Raymond Reich Family Limited Liability Limited Partnership, a North Dakota limited liability limited partnership	35,502	32,171
Robert K. Richey	9,349	9,349
Sycamore Inc., a South Dakota corporation	227,826	227,826
Leonard J. & Ilene Wald	25,790	22,662
Gary & Kathleen Widicker	32,993	32,993
Michael W. Wright	22,642	22,260
Arno W. Windsor Revocable Trust, dated October 13, 1998, Arno W. & Donna C. Windsor Trustees	147,772	147,772

(1)	Represents common shares currently owned by and registered in the name of the selling shareholder or issuable in exchange for an equal number of currently redeemable LP Units owned by the selling shareholder, including the LP units to be redeemed for Shares covered by this prospectus.

(2)	Assumes that all LP Units held by the selling shareholder are exchanged for common shares and that all such common shares are being resold pursuant to this prospectus.

(3)	Represents approximately 1.7% of the sum of the common shares outstanding as of April 26, 2004, plus all common shares to be issued in exchange for LP Units by the selling shareholders pursuant to this prospectus, assuming redemption of all LP Units in exchange for common shares.

PLAN OF DISTRIBUTION

      This prospectus relates to the possible issuance of up to 1,762,376 common shares if, and to the extent that, the holders of an equal number of LP Units submit such LP Units for redemption and we issue common shares in exchange for such redeemed LP Units. We will not receive any proceeds from any issuance of common shares in exchange for LP Units. This prospectus also relates to the possible offer and sale by the selling shareholders, from time to time, of any common shares we issue in exchange for LP Units. We will not receive any proceeds from the sale of the common shares by the selling shareholders.

      We are registering the common shares covered by this prospectus for resale pursuant to our obligations under the Agreement of Limited Partnership of IRET Properties in order to provide the transferees of the selling shareholders with freely tradable securities. Registration does not, however, necessarily mean that any LP Units will be submitted for redemption or that any of the common shares to be issued upon such redemption will be offered or sold by the selling shareholders.

      The selling shareholders, or their pledgees, donees, transferees or other successors in interest, may offer and sell the common shares covered by this prospectus in the following manner:

•	on the NASDAQ National Market or other quotation system or national exchange on which our common shares are listed or traded at the time of sale;

•	in the over-the-counter market;

•	in privately negotiated transactions;

•	in underwritten transactions; or

•	otherwise, at prices then prevailing or related to the then current market price or at negotiated prices.

The offering price of the common shares covered by this prospectus and offered from time to time will be determined by the selling shareholders and, at the time of determination, may be higher or lower than the market price of the common shares on the NASDAQ National Market.

      In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from a selling shareholder or from purchasers of offered common shares for whom they may act as agents, and underwriters may sell offered common shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers from whom they may act as agents.

      Offered common shares may be sold directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. The methods by which offered common shares may be sold include:

•	a block trade in which the broker-dealer so engaged will attempt to sell offered common shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	an exchange distribution in accordance with the rules of the exchange or quotation system;

•	privately negotiated transactions; and

•	underwritten transactions.

      The selling shareholders and any underwriters, dealer or agents participating in the distribution of offered common shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933. Any profit on the sale of offered common shares by the selling shareholders and any commissions received by any such broker-dealers may be deemed to be underwriting commissions under the Securities Act of 1933.

      When a selling shareholder elects to make a particular offer of common shares, a prospectus supplement, if required, will be distributed that identifies any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from such selling shareholder and any other required information.

      In order to comply with state securities laws, if applicable, offered common shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, offered common shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and complied with.

      We have agreed to pay all costs and expenses incurred in connection with the registration under the Securities Act of 1933 of the common shares covered by this prospectus, including, but not limited to, all registration and filing fees, printing expenses and fees and disbursements of our legal counsel and accountants. The selling shareholders will pay any brokerage fees and commissions, fees and disbursements of legal counsel for the selling shareholders and stock transfer and other taxes attributable to the sale of common shares covered by this prospectus.

DESCRIPTION OF SHARES OF BENEFICIAL INTEREST

      The following is a summary of the material terms of our shares of beneficial interest. This summary is not a complete legal description of the common shares offered by this prospectus or our Series A preferred shares and is qualified in its entirety by reference to our Third Restated Declaration of Trust, the Articles Supplementary to our Third Restated Declaration of Trust classifying and designating our Series A preferred shares and our Bylaws. We have filed copies of our Third Restated Declaration of Trust, the Articles Supplementary to our Third Restated Declaration of Trust classifying and designating our Series A preferred shares and our Bylaws with the Securities and Exchange Commission and have incorporated by reference such documents as exhibits to the registration statement of which this prospectus is a part.

General

      We are authorized, under our Third Restated Declaration of Trust, to issue an unlimited number of our shares of beneficial interest. Our board of trustees is authorized, under our Third Restated Declaration of Trust, to provide for the issuance of shares of beneficial interest upon terms and conditions and pursuant to agreements as the board of trustees may determine and, further, to establish by resolution more than one class or series of shares of beneficial interest and to fix the relative rights and preferences of these different classes or series. The rights and preferences of any class or series of shares of beneficial interest will be stated in the articles supplementary to our Third Restated Declaration of Trust establishing the terms of that class or series adopted by our board of trustees and will become part of our Third Restated Declaration of Trust. As of April 26, 2004, our authorized shares of beneficial interest consisted of an unlimited number of common shares, of which 41,662,104 were issued and outstanding, and an unlimited number of Series A preferred shares, of which 1,150,000 were issued and outstanding.

      The voting rights and rights to distributions of the holders of common shares are subject to the prior rights of the holders of our Series A preferred shares and any other subsequently-issued classes or series of preferred shares. Unless otherwise required by applicable law or regulation, other classes or series of preferred shares are issuable without further authorization by holders of the common shares and on such terms and for such consideration as may be determined by our board of trustees. Other classes or series of preferred shares may have varying voting rights, redemption and conversion features, distribution (including liquidating distribution) rights and preferences, and other rights, including rights of approval of specified transactions. Any subsequently-issued class or series of preferred shares could be given rights that are superior to rights of holders of common shares and a class or series having preferential distribution rights could limit common share distributions and reduce the amount holders of common shares would otherwise receive on dissolution.

Ownership and Transfer Restrictions

      Our Third Restated Declaration of Trust contains provisions that are intended to help preserve our status as a REIT for federal income tax purposes. Specifically, our Third Restated Declaration of Trust provides that any transaction, other than a transaction entered into through the NASDAQ National Market or other similar exchange, that would result in our disqualification as a REIT under Section 856 of the Internal Revenue Code, including any transaction that would result in (i) a person owning shares of beneficial interest in excess of the ownership limit, which as of the date of this prospective supplement is 9.8%, in number or value, of our outstanding shares of beneficial interest, (ii) less than 100 people owning our shares of beneficial interest, (iii) us being closely held, or (iv) 50% or more of the fair market value of our shares of beneficial interest being held by persons other than United States persons, will be void ab initio. If such transaction is not void ab initio, then the shares of beneficial interest that are in excess of the ownership limit, that would cause us to be closely held, that would result in 50% or more of the fair market value of our shares of beneficial interest to be held by persons other than United States persons or that otherwise would result in our disqualification as a REIT, would automatically be exchanged for an equal number of “excess shares,” and these excess shares will be transferred to an “excess share trustee” for the exclusive benefit of the charitable beneficiaries named by our board of trustees.

      In such event, any distributions on excess shares will be paid to the excess share trust for the benefit of the charitable beneficiaries. The excess share trustee will be entitled to vote the excess shares, if applicable, on any matter. The excess share trustee may only transfer the excess shares held in the excess share trust as follows:

•	if shares of beneficial interest were transferred to the excess share trustee due to a transaction or event that would have caused a violation of the ownership limit or would have caused us to be closely held then, at the direction of our board of trustees, the excess share trustee will transfer the excess shares to the person who makes the highest offer for the excess shares, pays the purchase price and whose ownership will not violate the ownership limit or cause us to be closely held; or

•	if excess shares were transferred to the excess share trustee due to a transaction or event that would have caused persons other than United States persons to own more than 50% of the value of our shares of beneficial interest then, at the direction of our board of trustees, the excess share trustee will transfer the excess shares to the United States person who makes the highest offer for the excess shares and pays the purchase price.

We have certain rights to purchase excess shares from the excess share trustee and must have waived these rights prior to a transfer as described above.

Common Shares

      General. Our Third Restated Declaration of Trust authorizes the issuance of an unlimited number of our common shares. As of April 26, 2004, there were 41,662,104 of our common shares outstanding and 9,390,088 of our common shares to be issued upon conversion of previously issued limited partnership units, and there were no warrants, options or other contractual arrangements, other than the limited partnership units, requiring the issuance of our common shares or any other shares of beneficial interest.

      All of our common shares offered by this prospectus will be duly authorized, fully paid and nonassessable.

      Voting Rights. Subject to the provisions of our Third Restated Declaration of Trust regarding the restriction on the transfer of our common shares, our common shares have non-cumulative voting rights at the rate of one vote per common share on all matters submitted to the shareholders, including the election of members of our board of trustees.

      Our Third Restated Declaration of Trust generally provides that whenever any action is to be taken by the holders of our common shares, including the amendment of our Third Restated Declaration of Trust if such amendment is previously approved by our board of trustees, such action will be authorized by a majority of the holders of our common shares present in person or by proxy at a meeting at which a quorum is present, except as otherwise required by law, our Third Restated Declaration of Trust or our Second Restated Trustees’ Regulations (Bylaws). Our Third Restated Declaration of Trust further provides the following:

(i) that the following actions will be authorized by the affirmative vote of the holders of our common shares holding common shares possessing a majority of the voting power of our common shares then outstanding and entitled to vote on such action:

•	our termination;

•	our merger with or into another entity;

•	our consolidation with one or more other entities into a new entity;

•	the disposition of all or substantially all of our assets; and

•	the amendment of the Third Restated Declaration of Trust, if such amendment has not been previously approved by our board of trustees.

(ii) that a member of our board of trustees may be removed with or without cause by the holders of our common shares by the affirmative vote of not less than two-thirds of our common shares then outstanding and entitled to vote on such matter.

Our Third Restated Declaration of Trust also permits our board of trustees, by a two-thirds vote and without any action by the holders of our common shares, to amend our Third Restated Declaration of Trust from time to time as necessary to enable us to continue to qualify as a real estate investment trust under the Internal Revenue Code.

      Dividend, Distribution, Liquidation and Other Rights. Subject to the preferential rights of our Series A preferred shares, any other preferred shares of beneficial interest that we may issue in the future and the provisions of the Third Restated Declaration of Trust regarding the restriction on the transfer of our common shares, holders of our common shares are entitled to receive dividends on their common shares if, as and when authorized and declared by our board of trustees and to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up after payment of, or adequate provision for, all known debts and liabilities. Our common shares have equal dividend, distribution, liquidation and other rights. Our common shares have no preference, conversion, exchange, sinking fund or redemption rights.

      Listing. Our common shares are listed on the NASDAQ National Market under the symbol “IRETS.”

      Transfer Agent and Registrar. We act as our own transfer agent and registrar with respect to our common shares.

Series A Preferred Shares

      General. Our Third Restated Declaration of Trust, as amended by the Articles Supplementary, authorizes the issuance of an unlimited number of our Series A preferred shares. As of April 26, 2004, there were 1,150,000 of our Series A preferred shares outstanding and there were no warrants, options or other contractual arrangements requiring the issuance of additional Series A preferred shares or any other shares of beneficial interest. Unless redeemed, our Series A preferred shares have a perpetual term with no stated maturity date.

      Ranking. With respect to the payment of distributions and distribution of our assets and rights upon our liquidation, dissolution or winding up, whether voluntary or involuntary, our Series A preferred shares will rank:

•	senior to our common shares and to all other shares of beneficial interest that, by their terms, rank junior to our Series A preferred shares,

•	on a parity with all shares of beneficial interest that we issue, the terms of which specifically provide that those shares of beneficial interest rank on a parity with our Series A preferred shares, and

•	junior to all shares of beneficial interest issued by us whose senior ranking is consented to as described under “— Voting Rights” below.

We do not currently have any other shares of beneficial interest outstanding that rank on a parity with, or senior to, our Series A preferred shares.

      Distributions. Holders of our Series A preferred shares will be entitled to receive, when, as and if declared by our board of trustees, out of funds legally available for that purpose, cumulative quarterly cash distributions at the rate of 8.25% of the $25.00 liquidation preference per year (equivalent to an annual rate of $2.0625 per Series A preferred share). Distributions on our Series A preferred shares will accrue and be cumulative from and including the date of initial issuance or from and including the day immediately following the most recent date as to which distributions have been paid. Distributions will be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, or, if not a business day, the succeeding business day (without interest for the intervening period). Distributions will accrue regardless of whether we have earnings, whether we have funds legally available for payment or whether the distributions are declared. The first distribution on our Series A preferred shares will be paid on June 30, 2004. Distributions will be computed on the basis of a 360-day year consisting of twelve 30-day months. Each payment of distributions will include distributions accrued to and including the date on which paid. Distributions will be payable to record holders of our Series A preferred shares as they appear in our records at the close of the business on the applicable record date, which will be the 15th day of the calendar month in which the applicable distribution payment date falls or such other date designated by our board of trustees for the payment of distributions that is not more than 30 nor less than 10 days prior to the distribution payment date.

      No full distributions will be authorized or paid or set apart for payment on any class or series of shares of beneficial interest ranking, as to distributions, on a parity with our Series A preferred shares unless all accrued distributions on our Series A preferred shares for all past distribution periods and the then current distribution period have been, or contemporaneously are, authorized and paid in full or a sum sufficient for the payment in full of such distributions is set apart for that payment. When distributions are not paid in full (or a sum sufficient for their full payment is not so set apart) on our Series A preferred shares and any other class or series of shares of beneficial interest ranking on a parity as to distributions with our Series A preferred shares, all distributions declared upon our Series A preferred shares and any other such shares of beneficial interest will be authorized pro rata so that the amount of distributions authorized per share on our Series A preferred shares and all other such shares of beneficial interest will in all cases bear to each other the same ratio that accrued and unpaid distributions per share on our Series A preferred shares and all other shares of beneficial interest bear to each other.

      Except as provided in the immediately preceding paragraph, unless all accrued distributions on our Series A preferred shares for all past distribution periods and the then current distribution period have been, or contemporaneously are, authorized and paid in full or a sum sufficient for the payment in full of such distributions is set apart for payment, no distributions (other than in the form of our common shares or any other shares of beneficial interest ranking junior to our Series A preferred shares as to distributions and upon our liquidation, dissolution or winding up, whether voluntary or involuntary) or other distribution will be authorized, paid or set aside for payment or made upon our common shares or any other shares of beneficial interest ranking junior to, or on a parity with, our Series A preferred shares as to distributions or upon our liquidation, dissolution or winding up, whether voluntary or involuntary, nor will any common shares or any other shares of beneficial interest ranking junior to or on a parity with our Series A preferred shares as to distributions or upon our liquidation, dissolution or winding up, whether voluntary or involuntary, be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such shares of beneficial interest) by us (except by conversion into or exchange for other shares of beneficial interest ranking junior to our Series A preferred shares as to distributions and upon our liquidation, dissolution or winding up, whether voluntary or involuntary, and except for the acquisition of shares of beneficial interest that have been designated as “excess shares” in accordance with the terms of our Third Restated Declaration of Trust).

      Distributions on our Series A preferred shares will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of the distributions and whether or not the distributions are authorized. Accrued but unpaid distributions on our Series A preferred shares will not bear interest and holders of our Series A preferred shares will not be entitled to any distributions in excess of full accrued distributions as described above. No distributions on our Series A preferred shares will be authorized by our board of trustees or will be paid or set apart for payment by us at such time as the terms and provisions of any agreement of ours, including any agreement relating to our indebtedness, prohibits the authorization, payment or setting apart for payment or provides that the authorization, payment or setting apart for payment would constitute a breach of any agreement or a default under any agreement, or if the authorization, payment or setting apart for payment is restricted or prohibited by law.

      Any distribution payment made on our Series A preferred shares will first be credited against the earliest accrued but unpaid distribution due with respect to the shares which remains payable.

      Liquidation. In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of our Series A preferred shares will be entitled to be paid out of our assets legally available for distribution to the holders of our shares of beneficial interest a liquidation preference of $25.00 per share, plus an amount equal to any accrued and unpaid distributions to and including the date of the liquidation, dissolution or winding up, before any distribution or payment may be made to the holders of our common shares or any other class or series of shares of beneficial interest issued by us ranking junior to our Series A preferred shares as to liquidation rights. In the event that, upon our liquidation, dissolution or winding up, whether voluntary or involuntary, our legally available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series A preferred shares and the corresponding amounts payable on all other classes or series of shares of beneficial interest issued by us ranking on a parity with our Series A preferred shares as to liquidation rights, then the record holders of our Series A preferred shares and all other classes or series of shares of beneficial interest issued by us ranking on a parity with our Series A preferred shares as to liquidation rights will share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of our Series A preferred shares will have no right or claim to any of our remaining assets.

      The record holders of our Series A preferred shares will be entitled to written notice of any liquidation, dissolution or winding up. Our consolidation or merger with or into any other trust, partnership, limited liability company, corporation or other entity, or the consolidated or merger of any other trust, partnership, limited liability company, corporation or other entity with or into us, will not be deemed to constitute our liquidation, dissolution or the winding up if, following the transaction, our Series A preferred shares remain outstanding as duly authorized shares of beneficial interest of us or any successor entity having the same rights and preferences as prior to the transaction.

      Redemption at Our Option. Our Series A preferred shares will not be redeemable at our option prior to April 26, 2009, except that in order to ensure that we remain qualified as a REIT for federal income tax purposes, our Series A preferred shares will be subject to the provisions of our Third Restated Declaration of Trust that provide that Series A preferred shares owned by a shareholder in excess of the ownership limit described in that document will be automatically designated “excess shares” and be transferred as described below under “— Restrictions on Ownership.”

      On or after April 26, 2009, we, at our option upon not less than 30 nor more than 60 days’ written notice, may redeem our Series A preferred shares, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus accrued and unpaid distributions thereon to and including the date of redemption (except as provided below), if any, and without interest. Unless all accrued distributions for all past distribution periods and the then current distribution period on all Series A preferred shares and any other of our shares of beneficial interest ranking on a parity with our Series A preferred shares as to distributions or upon our liquidation, dissolution or winding up, whether voluntary or involuntary, have been, or contemporaneously are, authorized and paid in full or a sum sufficient for the payment in full of such distributions is set apart for payment, no Series A preferred shares or other shares of beneficial interest ranking on a parity will be redeemed unless all outstanding Series A preferred shares and other shares of beneficial interest ranking on a parity are simultaneously redeemed. However, the foregoing will not prevent the purchase or acquisition of Series A preferred shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series A preferred shares and other shares of beneficial interest ranking on a parity. If fewer than all of the outstanding Series A preferred shares are to be redeemed, our Series A preferred shares to be redeemed will be determined pro rata (as nearly as practicable without creating fractional shares) or in such other equitable manner prescribed by our board of trustees that will not result in a violation of the restrictions specified below under “— Restrictions on Ownership.”

      We are required to give the holders of our Series A preferred shares prior written notice of redemption of our Series A preferred shares. Notice of redemption will be mailed by us, postage prepaid, not less than 30 days nor more than 60 days prior to the date fixed for redemption, addressed to the respective record holders of our Series A preferred shares to be redeemed at their respective addresses as they appear on our records. No failure to give such notice or defect in the notice or in the mailing of the notice will affect the validity of the proceedings for the redemption of any Series A preferred shares except as to the holder to whom notice was defective or not given. Each notice will state:

•	the date fixed for redemption;

•	the redemption price, including all accrued and unpaid distributions, if any;

•	the number of Series A preferred shares to be redeemed;

•	the time, place and manner in which the certificates evidencing our Series A preferred shares are to be surrendered for payment of the redemption price, including the steps that a holder should take with respect to any certificates that have been lost, stolen or destroyed or with respect to uncertificated shares; and

•	that distributions on the Series A preferred shares to be redeemed will cease to accrue from and after the redemption date and the shares will no longer be deemed outstanding.

If fewer than all of the outstanding Series A preferred shares are to be redeemed, the notice mailed to each holder will also specify the number of Series A preferred shares to be redeemed from each such holder and the method by which shares will be selected for redemption.

      On or after the redemption date, once a record holder of Series A preferred shares to be redeemed surrenders the certificates representing their Series A preferred shares at the place designated in the redemption notice, the redemption price of such Series A preferred shares, including any accrued and unpaid distributions payable, will be paid to the person who surrendered such certificates and each surrendered certificate will be canceled. In the event that fewer than all our Series A preferred shares represented by any certificate are to be redeemed, a new certificate will be issued representing the unredeemed Series A preferred shares.

      At our election, we may, prior to the redemption date, irrevocably deposit the redemption price (including accrued and unpaid distributions) of our Series A preferred shares called for redemption in trust for the holders thereof with a bank or trust company, in which case the notice to holders of our Series A preferred shares to be redeemed will:

•	specify the office of such bank or trust company as the place of payment of the redemption price, and

•	direct such holders to surrender the certificates representing our Series A preferred shares at such place to receive payment of the redemption price (including all accrued and unpaid distributions to and including the redemption date).

Any monies deposited that remain unclaimed at the end of two years after the redemption date will be returned to us by such bank or trust company and after that time the holder must look to us for payment.

      Except as provided above, we will make no payment or allowance for unpaid distributions, whether or not in arrears, on Series A preferred shares to be redeemed.

      If notice of redemption of any Series A preferred shares has been given and if the funds necessary for that redemption have been set apart by us in trust for the benefit of the holders of any Series A preferred shares so called for redemption, then from and after the redemption date distributions will cease to accrue on those Series A preferred shares, those Series A preferred shares will no longer be deemed outstanding, those Series A preferred shares will not thereafter be transferred (except with our consent) on our books and all rights of the holders of those Series A preferred shares will terminate, except the right to receive the redemption price (including all accrued and unpaid distributions to and including the redemption date).

      Our Series A preferred shares have no stated maturity date and will not be subject to any sinking fund.

      Redemption at the Holder’s Option. If at any time there has been a change in control (as defined below), each holder of Series A preferred shares will have the right, for a period of 90 days from the date of the change in control, to require us to redeem all or any portion of that holder’s Series A preferred shares. Not later than 130 days after the date of the change in control (or, if that date is a Saturday, Sunday or legal holiday, the next day that is not a Saturday, Sunday or legal holiday), we will redeem all Series A preferred shares the holder has elected to have redeemed in a written notice delivered to us on or prior to the 90th day after the change in control. The redemption price will be $25.00 per share, plus accrued and unpaid distributions, if any, to and including the date of redemption.

      A “change in control” will have occurred if any of the following events have taken place:

•	any person, entity or affiliated group, other than us or any employee benefit plan sponsored by us, acquires more than 50% of the then outstanding common shares and shares of all other classes or series of shares of beneficial interest upon which like voting rights have been conferred and are exercisable,

•	the consummation of any merger or consolidation of us into another company, such that the holders of our common shares and shares of all other classes or series of shares of beneficial interest upon which like voting rights have been conferred and are exercisable immediately prior to such merger or consolidation hold less than 50% of the voting power of the securities of the surviving company or the parent of such surviving company, or

•	our liquidation, dissolution or winding up, whether voluntary or involuntary, or the sale or disposition of all or substantially all of our assets, such that after the transaction, the holders of our common shares and shares of all other classes or series of shares of beneficial interest upon which like voting rights have been conferred and are exercisable immediately prior to the transaction hold less than 50% of the voting securities of the acquiror or the parent of the acquiror.

      There is no precise, established definition of the term “all or substantially all of our assets” under applicable law and accordingly there may be uncertainty as to whether the foregoing provision would apply to a sale of less than all of our assets.

      Voting Rights. Except as indicated below, the holders of our Series A preferred shares will not have any voting rights other than as required by applicable law. On any matter on which our Series A preferred shares are entitled to vote, including any action by written consent, each Series A preferred share will be entitled to one vote.

      Whenever distributions payable on our Series A preferred shares are in arrears for six or more quarterly periods, whether or not consecutive, holders of our Series A preferred shares (voting together as a class with holders of all other classes or series of shares of beneficial interest ranking on a parity with our Series A preferred shares as to distributions and upon our liquidation, dissolution or winding up, whether voluntary or involuntary, upon which like voting rights have been conferred and are exercisable) will be entitled to elect two additional trustees to serve on our board of trustees, who will be elected for one-year terms (subject to earlier termination as described below). Such election will be at a special meeting called by the record holders of at least 10% of the Series A preferred shares or the record holders of any other class or series of shares of beneficial interest upon which like voting rights have been conferred and are exercisable (or at our next special meeting or annual meeting if notice of such meeting is given less than 90 days before our next special meeting or annual meeting) and each subsequent annual meeting until all of the distributions on the Series A preferred shares and all other classes of our shares of beneficial interest upon which like voting rights have been conferred and are exercisable for the past distribution periods and the then current distribution period have been fully paid or authorized and a sum sufficient for payment thereof set aside in full. Election will require a vote of the holders of a majority of the Series A preferred shares and shares of all other classes or series of our shares of beneficial interest upon which like voting rights have been conferred and are exercisable then outstanding, voting as a single class. Upon such election, the size of our board of trustees will be increased by two trustees. If and when all such accumulated distributions have been paid on the Series A preferred shares and all other classes or series of shares of beneficial interest upon which like voting rights have been conferred and are exercisable, the term of office of each of the additional trustees so elected will terminate and the size of our board of trustees will be reduced accordingly. So long as a distribution default continues, any vacancy in the office of additional trustees elected as described in this paragraph may be filled by written consent of the other additional trustee who remains in office or, if no additional trustee remains in office, by a vote of the holders of a majority of the Series A preferred shares and shares of all other classes or series of our shares of beneficial interest upon which like voting rights have been conferred and are exercisable then outstanding, voting as a single class. Each of the trustees elected as described in this paragraph will be entitled to one vote on any matter.

      The affirmative vote or consent of the holders of at least two-thirds of the then outstanding Series A preferred shares and shares of each other class or series of shares of beneficial interest ranking on a parity with respect to the payment of distributions or the distribution of assets upon our liquidation, dissolution or winding up, whether voluntary or involuntary, that is similarly affected, voting as a single class, will be required to:

•	authorize or create (including by reclassification), or increase the authorized or issued amount of, any class or series of shares of beneficial interest, or any obligation or security convertible into, exchangeable for or evidencing the right to purchase or otherwise acquire any shares of any class or series of shares of beneficial interest, that rank senior to those classes and series of our preferred shares of beneficial interest with respect to payment of distributions or the distribution of assets upon our liquidation, dissolution or winding up, whether voluntary or involuntary; or

•	amend, alter or repeal the provisions of our Third Restated Declaration of Trust or the articles supplementary, whether by merger, consolidation, share exchange or otherwise, or consummate a merger, consolidation, share exchange or transfer involving us, in either case so as to materially and adversely affect any right, preference, privilege or voting power of the holders of the affected classes or series.

      With respect to any of the events described in the preceding paragraph, the occurrence of any such event will not be deemed to materially adversely affect any right, preference, privilege or voting power of any class or series of shares of beneficial interest or the holders of such shares if, immediately after any such event:

•	we are the surviving entity and there are no outstanding shares of beneficial interest ranking, as to the payment of distributions or the distribution of assets upon our liquidation, dissolution or winding up, whether voluntary or involuntary, senior to the affected series or series or class or classes other than shares of beneficial interest outstanding immediately prior to such event the terms of which remain unchanged and remain outstanding and the terms of those shares of beneficial interest remain unchanged; or

•	we are not the surviving entity and as a result of the event, the holders of the affected series or series or class or classes receive shares of equity securities with preferences, rights and privileges substantially similar to the preferences, rights and privileges of the affected series or series or class or classes and there are no outstanding shares of equity securities of the surviving entity ranking, as to the payment of distributions or the distribution of assets upon our liquidation, dissolution or winding up, whether voluntary or involuntary, senior to the affected series or series or class or classes other than equity securities issued in respect of shares of beneficial interest outstanding immediately prior to such event the terms of which are substantially similar to the terms immediately prior to such event.

      Except as may be required by law, holders of our Series A preferred shares will not be entitled to vote with respect to (i) the authorization or issuance of shares of beneficial interest ranking on a parity with or junior to our Series A preferred shares with respect to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, whether voluntary or involuntary; or (ii) any increase, decrease or issuance of any of our Series A preferred shares or other shares of beneficial interest ranking on a parity with or junior to our Series A preferred shares with respect to the payment of distributions and the distribution of assets upon our liquidation, dissolution or winding up, whether voluntary or involuntary. Except as provided above and required by law, the holders of Series A preferred shares are not entitled to vote on any merger or consolidation involving us, on any share exchange or on a sale of all or of substantially all of our assets.

      The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which the vote would otherwise be required will be effected, all outstanding shares of Series A preferred shares have been redeemed or called for redemption and sufficient funds have been deposited in trust to effect the redemption.

      Conversion. Our Series A preferred shares are not convertible into or exchangeable for any other securities or property, except that, in limited circumstances, our Series A preferred shares may be automatically converted into or exchanged for excess shares. See “Restrictions on Ownership” above.

      Listing. Our Series A preferred shares are listed on the NASDAQ National Market under the symbol “IRETP.”

      Transfer Agent. We act as our own transfer agent, registrar and distribution disbursing agent with respect to our Series A preferred shares.

DESCRIPTION OF LP UNITS AND

THE AGREEMENT OF LIMITED PARTNERSHIP OF IRET PROPERTIES

      The following is a summary of the material terms of the LP Units, including a summary of certain provisions of the Agreement of Limited Partnership of IRET Properties. This summary is not a complete legal description of the LP Units and is qualified in its entirety by reference to the applicable provisions of North Dakota law and the Agreement of Limited Partnership of IRET Properties. For a comparison of the rights of holders of LP Units and our the holders of our common shares, see the section of this prospectus entitled “Comparison of Ownership of LP Units and Common Shares” beginning on Page 25.

General

      We conduct all of our day-to-day real estate activities through our operating partnership, IRET Properties. The operation of IRET Properties is governed by the Agreement of Limited Partnership of IRET Properties. We are the sole shareholder of IRET, Inc., a North Dakota corporation, which is the general partner of IRET Properties. The holders of LP Units are the limited partners of IRET Properties. As of January 31, 2004, IRET, Inc. owned approximately 78.3% of IRET Properties.

Issuance of LP Units

      Our UPREIT structure enables us to acquire property by issuing LP Units to a seller as a form of consideration. All LP Units have redemption rights that enable them to cause IRET Properties to redeem their LP Units for cash or, at the option of IRET, Inc., common shares on a one-for-one basis after a minimum one-year holding period. No LP Units have been registered pursuant to the federal or state securities laws and they are not listed on any exchange or quoted on any national market system. As of January 31, 2004, we had 11,382,713 LP Units outstanding, of which, in addition to the 1,762,376 LP Units to which this prospectus relates, 9,390,088 are also currently redeemable for common shares.

      IRET, Inc. is authorized, in its sole and absolute discretion and without the approval of any limited partner, to issue additional LP Units to itself, us, any limited partner or any other person for such consideration and on such terms and condition as established by IRET, Inc. The issuance of LP Units to IRET, Inc. or us is subject to certain conditions. IRET, Inc. is authorized to cause IRET Properties to issue general partnership interests or LP Units for less than fair market value if IRET, Inc. has concluded in good faith that such issuance is in our best interests and in the best interests of IRET Properties. IRET, Inc. is also authorized to issue additional partnership interests in different series or classes, which may have rights and preferences that are senior to the LP Units.

Purpose, Business and Management of IRET Properties

      The purpose of IRET Properties is to conduct any business that may be lawfully conducted by a limited partnership organized pursuant to the North Dakota Uniform Limited Partnership Act, provided that such business is limited to and conducted in such a manner as to permit us at all times to qualify as a REIT. Subject to the foregoing, IRET Properties may enter into any partnership, joint venture or other similar arrangement.

      IRET, Inc., as the sole general partner, has full, exclusive and complete responsibility and discretion in the management and control of IRET Properties, and the limited partners have no authority in their capacity as limited partners to transact business for, or participate in the management activities or decisions of, IRET Properties except as otherwise required by applicable law.

Operation and Payment of Expenses

      The Agreement of Limited Partnership of IRET Properties requires that the partnership be operated in a manner that will enable us to satisfy the requirements for being classified as a REIT for federal tax purposes, to avoid any federal income or excise tax liability imposed by the Internal Revenue Code and to ensure that IRET Properties will not be classified as a “publicly traded partnership” for purposes of Section 7704 of the Internal Revenue Code.

      In addition to the administrative and operating costs and expenses incurred by IRET Properties, IRET Properties pays all of the administrative costs and expenses incurred by us and IRET, Inc. All of our expenses are considered expenses of IRET Properties. Our expenses generally include: (i) all expenses relating to the operation and continuity of our existence and the existence of IRET, Inc.; (ii) all expenses relating to the public offering and registration of shares of beneficial interest by us; (iii) all expenses associated with the preparation and filing of our periodic reports under federal, state or local laws or regulations; (iv) all expenses incurred by us and IRET, Inc. associated with compliance with laws, rules and regulations promulgated by any regulatory body; and (v) all other operating or administrative costs of IRET, Inc. incurred in the ordinary course of its business on behalf of IRET Properties.

Ability to Engage in Other Business; Conflict of Interest

      IRET, Inc. may have business interests and engage in business activities outside of IRET Properties, including interests and activities in direct or indirect competition with IRET Properties. IRET Properties may not purchase, sell or lease any property, borrow or loan any money, or invest in any joint ventures with any member of our board of trustees, or with any director, employee or affiliate of us, except in connection with a transaction approved by a majority of the trustees who are not in any way involved in the transaction as being a fair, competitive and commercially reasonable transaction that is no less favorable to IRET Properties than a similar transaction between unaffiliated parties under the same circumstances.

Distributions and Liquidation

      The Agreement of Limited Partnership of IRET Properties provides that IRET Properties shall distribute cash from operations on a quarterly basis, in amounts determined by IRET, Inc., in its sole discretion, to the partners in accordance with their respective percentage interests in IRET Properties. Upon liquidation of IRET Properties, and after payment of, or adequate provision for, debts and obligations, any remaining assets will be distributed to all partners with positive capital accounts in accordance with their respective positive capital account balances. If we have a negative balance in our capital account following a liquidation, we will be obligated to contribute cash equal to the negative balance in our capital account.

Allocations

      Income, gain and loss of IRET Properties for each fiscal year is allocated among the general partner and the limited partners in accordance with their respective interests, subject to compliance with the provisions of Sections 704(b) and 704(c) of the Internal Revenue Code, and the regulations issued thereunder.

Borrowing by IRET Properties

      The Agreement of Limited Partnership of IRET Properties provides that if IRET Properties requires additional funds at any time or from time to time in excess of funds available to IRET Properties from borrowing or capital contributions, IRET, Inc. may cause IRET Properties to obtain such funds from outside borrowings or IRET, Inc. may elect to borrow such funds or have us borrow such funds and subsequently lend such funds to IRET Properties on the same terms and conditions as are applicable to our or IRET, Inc.’s borrowing of such funds.

Liability of IRET, Inc. and the Limited Partners

      IRET, Inc., as the general partner of IRET Properties, is liable for all general recourse obligations of IRET Properties to the extent not paid by IRET Properties. The limited partners will only be liable to IRET Properties to make payments of their capital contributions, if any. No limited partner will be liable for any debts, liabilities, contracts or obligations of IRET Properties.

Exculpation and Indemnification of IRET, Inc.

      The Agreement of Limited Partnership of IRET Properties provides that IRET, Inc. will not be responsible for losses sustained or liabilities incurred as a result of errors in judgment or from any act or omission, provided that IRET, Inc. acted in good faith. The Agreement of Limited Partnership of IRET Properties also provides for the indemnification of us, IRET, Inc., the directors, trustees, officers and employees of both us and IRET, Inc., and such other persons as IRET, Inc. may designate from time to time in its sole discretion, against liabilities relating to the operations of IRET Properties, unless it is established that (i) the act or omission of the indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty; (ii) the indemnitee actually received an improper personal benefit in money, property or service; or (iii) in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

Transferability of LP Units and General Partnership Interests

      As the general partner, IRET, Inc., may not voluntarily withdraw as the general partner of IRET Properties or transfer or assign its general partnership interests in IRET Properties unless the transaction in which such withdrawal or transfer occurs results in the limited partners receiving property in an amount equal to the amount they would have received had they exercised their right to redeem their LP Units immediately prior to such transaction, or unless the successor to IRET, Inc. contributes substantially all of its assets to IRET Properties in return for an interest in IRET Properties.

      With certain limited exceptions, the limited partners may not transfer their LP Units, in whole or in part, without the written consent of IRET, Inc., which consent may be withheld in the sole discretion of IRET, Inc. IRET, Inc. may not consent to any transfer that would cause IRET Properties to be treated as a corporation for federal income tax purposes.

      IRET Properties may not engage in any transaction resulting in a change of control, unless in connection with the transaction the limited partners receive or have the right to receive cash or other property equal to the product of the number of Shares into which each LP Units is then exchangeable and the greatest amount of cash, securities or other property paid in the transaction to the holder of one common share in consideration of one such common share. If, in connection with the transaction, a purchase, tender or exchange offer is made to and accepted by the holders of more than fifty percent (50%) of the common shares, each holder of LP Units will receive, or will have the right to elect to receive, the greatest amount of cash, shares of beneficial interest or other property that such holder would have received had he, she or it exercised his, her or its right to redeem LP Units and received common shares in exchange for its LP Units immediately prior to the expiration of such purchase, tender or exchange offer and had accepted such purchase, tender or exchange offer.

      Despite the foregoing, we may merge, or otherwise combine our assets, with another entity if, immediately after such merger or other combination, substantially all of the assets of the surviving entity, other than its ownership in IRET Properties, are contributed to IRET Properties as a capital contribution in exchange for general partnership interests of IRET Properties with a fair market value, as reasonable determined by us, equal to the agreed value of the assets so contributed.

      For any transaction described in the preceding two paragraphs, we are required to use commercially reasonable efforts to structure such transaction to avoid causing the limited partners to recognize gain for federal income tax purposes by virtue of the occurrence of, or their participation in, such transaction, provided such efforts are consistent with the exercise of our trustees’ fiduciary duties under applicable law.

Fiduciary Duties

      Before becoming a limited partner, each limited partner must agree that in the event of any conflict in the fiduciary duties owed by us to our shareholders and by IRET, Inc., as the general partner of IRET Properties, to the limited partners, IRET, Inc. will fulfill its fiduciary duties to such limited partners by acting in the best interests of our shareholders.

Tax Matters

      IRET, Inc. is the tax matters partner of IRET Properties and, as such, has authority to handle tax audits and to make tax elections under the Internal Revenue Code on behalf of IRET Properties and the limited partners.

Amendment of the Agreement of Limited Partnership of IRET Properties

      Any amendment to the Agreement of Limited Partnership of IRET Properties that would (i) adversely affect the right to redeem LP Units, (ii) adversely affect the limited partners’ rights to receive cash distributions, or (iii) alter the limited partnership’s allocations of capital of IRET Properties, requires the consent of the limited partners holding more than fifty percent (50%) of the LP Units held by such limited partners.

Term

      IRET Properties will continue until April 30, 2050, or until sooner dissolved upon: (i) the bankruptcy, dissolution or withdrawal of IRET, Inc.; (ii) the sale or other disposition of all or substantially all of its assets; (iii) the redemption of all of the LP Units; or (iv) the election by the general partner.

REDEMPTION OF LP UNITS

General

      Pursuant to the Agreement of Limited Partnership of IRET Properties, the limited partners have redemption rights that enable them to cause IRET Properties to redeem their LP Units for cash or, at the option of IRET, Inc., common shares on a one-for-one basis after a minimum one-year holding period. The redemption price will be paid in cash in the event that the issuance of common shares would: (i) result in any person owning, directly or indirectly, common shares in excess of the ownership limitation of 50% of the outstanding Shares; (ii) result in Shares being owned by fewer than 100 persons; (iii) result in us being “closely held” within the meaning of Section 856(h) of the Code; (iv) cause us to own, actually or constructively, 10% or more of the ownership interest in a tenant of our or IRET Properties’ real estate, within the meaning of Section 856(d)(2)(B) of the Internal Revenue Code; or (v) cause the acquisition of common shares by such redeeming holder of LP Units to be “integrated” with any other distribution of common shares for purposes of complying with the Securities Act of 1933.

      The limited partners may exercise the redemption right at any time after the first anniversary of the date of acquisition of LP Units, provided that the limited partner is not subject to any other restrictions relating to the redemption of LP Units. Redemption rights are exercised pursuant to a notice of exchange delivered by the holder of LP Units to IRET Properties. No limited partner will be permitted more than two redemptions during any calendar year and no redemption may be made for less than 1,000 LP Units or, if such limited partner owns less than 1,000 LP Units, all of the LP Units held by such limited partner.

      The number of common shares issuable upon redemption of LP Units will be adjusted upon the occurrence of share splits, mergers, consolidations or similar pro rata share transactions, which otherwise would have the effect of diluting the ownership interest of the limited partners or our shareholders.

Tax Treatment of Redemption of LP Units

      The following discussion summarizes certain federal income tax considerations that may be relevant to a holder of LP Units that exercises his, her or its right to redeem LP Units.

      The Agreement of Limited Partnership of IRET Properties provides that the redemption of LP units will be treated by us, IRET Properties and the redeeming holder of LP Units as a sale of LP Units by such holder to us. Such sale will be fully taxable to the redeeming holder of LP Units.

      The determination of gain or loss from the sale or other disposition will be based on the difference between the amount realized for tax purposes by the redeeming holder of LP Units and his, her or its tax basis in such LP Units. The amount realized will be the sum of the fair market value of property received (e.g., the common shares) by the holder plus the portion of the liabilities of IRET Properties that was allocable to the redeemed LP Units. In general, the tax basis of a holder of LP Units is the holder’s initial basis in the LP Units — the adjusted basis of the property contributed for the LP Units plus any cash contributed for the LP Units, reduced by any liabilities assumed by IRET Properties and increased by the holder’s share of IRET Properties’ liabilities — and then is increased to reflect the redeeming holder’s allocable share of income of IRET Properties and decreased, but not below zero, to reflect the redeeming holder’s allocable share of loss and distributions of IRET Properties. The basis also can change based on changes in the holder’s share of liabilities of IRET Properties. To the extent that the amount realized exceeds the redeeming holder’s basis for the redeemed LP Units, such redeeming holder will recognize gain. It is possible that the amount of gain recognized or even the tax liability resulting from such gain could exceed the fair market value of the Shares received upon redemption. Each redeeming holder of LP Units should consult with his, her or its own tax advisor for the specific tax consequences resulting from redemption of LP Units.

      Generally, any gain recognized upon a sale or other disposition of LP Units will be treated as gain attributable to the sale or disposition of a capital asset. To the extent that money or property received by a holder in exchange for all or part of his LP Units is attributable to the redeeming holder’s share of “unrealized receivables” and inventory items of IRET Properties (as defined in Section 751 of the Internal Revenue Code), the gain or loss is ordinary income or loss. Unrealized receivables include, to the extent not previously included in the income of IRET Properties, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts that would be subject to recapture as ordinary income if IRET Properties had sold its assets at their fair market value at the time of the transfer of LP Units.

      For individuals, trusts and estates, the maximum rate of tax on the net capital gain from a sale or exchange of a long-term capital asset (i.e., a capital asset held for more than 12 months) is 15%. The maximum rate for net capital gains attributable to the sale of depreciable real property held for more than 12 months is 25% to the extent of the prior depreciation deductions for “unrecaptured Section 1250 gain” (that is, depreciation deductions not otherwise recaptured as ordinary income under the existing depreciation recapture rules). Treasury Regulations provide that individuals, trusts and estates are subject to a 25% tax, or the 25% Amount, to the extent of their allocable share of unrecaptured Section 1250 gain immediately prior to their sale or disposition of the LP Units. Provided that the LP Units are held as a long-term capital asset, such redeeming holder’s LP Units would be subject to a maximum rate of tax of 15% of the difference, if any, between any gain on the sale or disposition of the LP Units and the 25% Amount.

      There is a risk that a redemption by IRET Properties of LP Units issued in exchange for a contribution of property to IRET Properties may cause the original transfer of property to IRET Properties in exchange for LP Units to be treated as a “disguised sale” of property. Section 707 of the Internal Revenue Code and the Treasury Regulations thereunder, commonly referred to as the Disguised Sale Regulations, generally provide that, unless one of the prescribed exceptions is applicable, a partner’s contribution of property to a partnership and a simultaneous or subsequent transfer of money or other consideration (which may include the assumption of or taking subject to a liability) from the partnership to the partner will be presumed to be a sale, in whole or in part, of such property by the partner to the partnership. Further, the Disguised Sale Regulations provide generally that, in the absence of an applicable exception, if money or other consideration is transferred by a partnership to a partner within two years of the partner’s contribution of property, the transactions are presumed to be a sale of the contributed property unless the facts and circumstances clearly establish that the transfers do not constitute a sale. The Disguised Sale Regulations also provide that if two years have passed between the transfer of money or other consideration and the contribution of property, the transactions will be presumed not to be a sale unless the facts and circumstances clearly establish that the transfers constitute a sale. Each redeeming holder of LP Units should consult with his, her or its own tax advisor to determine whether a redemption of LP Units could be subject to the disguised sale regulations.

COMPARISON OF OWNERSHIP OF LP UNITS AND COMMON SHARES

      The following is a comparative summary of the material terms of the LP Units and our common shares, including summaries of certain provisions of the Agreement of Limited Partnership of IRET Properties, our Third Restated Declaration of Trust and our Bylaws. This summary is not a complete legal description of the LP Units, our common shares, the Agreement of Limited Partnership of IRET Properties, our Third Restated Declaration of Trust or our Bylaws, and is qualified in its entirety by reference to the applicable provisions of North Dakota law, the Agreement of Limited Partnership of IRET Properties, our Third Restated Declaration of Trust and our Bylaws, as applicable.

IRET Properties	IRET

Form of Organization and Assets Owned
IRET Properties is organized as a North Dakota limited partnership and owns interests (both directly and through subsidiaries) in properties.	We are a North Dakota real estate investment trust. We believe that we have operated so as to qualify as a REIT under the Code since our organization on July 31, 1970, and we intend to continue to so operate. Our interest in IRET Properties gives us an indirect investment in the properties owned by IRET Properties. In addition, we own (either directly or through interests in subsidiaries other than IRET Properties) interests in other properties.
Length of Investment
IRET Properties has a stated termination date of April 30, 2050, unless sooner dissolved upon: (i) the bankruptcy, dissolution or withdrawal of IRET, Inc.; (ii) the sale or other disposition of all or substantially all of its assets; (iii) the redemption of all of the LP Units; or (iv) the election by IRET, Inc., as the general partner.	Under our Third Restated Declaration of Trust, subject to the provisions of any class or series of shares of beneficial interest at the time outstanding, we may be terminated at any meeting of the holders of our shares of beneficial interest called for such purpose, by the affirmative vote of the holders of our shares of beneficial interest holding shares possessing a majority of the voting power of our shares then outstanding and entitled to vote thereon.
Purpose and Permitted Investments
The Agreement of Limited Partnership of IRET Properties provides that the purpose of IRET Properties is to conduct any business that may be lawfully conducted by a limited partnership organized pursuant to the North Dakota Uniform Limited Partnership Act, provided that such business is limited to and conducted in such a manner as to permit us at all times to qualify as a REIT, unless we otherwise case to qualify as a REIT.	Under our Third Restated Declaration of Trust, our purpose is to purchase, hold, lease, manage, sell, exchange, develop, subdivide and improve real property and interests in real property and to invest in notes, bonds and other obligations secured by mortgages on real property, and in general, to do all other things in connection with the foregoing and to have and exercise all powers conferred by North Dakota law. It is intended that our business shall be conducted so that we will qualify (so long as such qualification, in the opinion of our board of trustees, is advantageous to the holders of our shares of beneficial interest) as a REIT.

We are permitted by the Agreement of Limited Partnership of IRET Properties to engage in business activities in addition to those relating to IRET Properties, including activities that are in competition with IRET Properties. We have no obligation to present opportunities to IRET Properties and the limited partners of IRET

IRET Properties	IRET

Properties have no rights by virtue of the Agreement of Limited Partnership of IRET Properties in any of our outside business activities.
Additional Equity
IRET Properties is authorized to issue LP Units and other partnership interests (including partnership interests of different series or classes that may be senior to the LP Units) as determined by IRET, Inc., as the general partner in its sole discretion. The issuance of LP Units to IRET, Inc. or us are, however, subject to certain conditions.	Our Third Restated Declaration of Trust authorizes the issuance of an unlimited number of shares of beneficial interest, including an unlimited number of common shares. Our Third Restated Declaration of Trust also authorizes our board of trustees to provide for the issuance of shares of beneficial interest upon terms and conditions and pursuant to agreements as the board of trustees may determine and, further, to establish by resolution more than one class or series of shares of beneficial interest and to fix the relative rights and preferences of such different classes or series. The rights and preferences of any class or series of shares of beneficial interest will be stated in the articles supplementary to our Third Restated Declaration of Trust establishing the terms of that class or series adopted by our board of trustees and will become part of our Third Restated Declaration of Trust. As of the date of this prospectus, our board has authorized common shares and Series A preferred shares.
Borrowing Policies
IRET, Inc., as the general partner, has full power and authority to borrow money on behalf of IRET Properties. IRET Properties has no restrictions on borrowings.	Our Bylaws provide that our aggregate borrowings, secured and unsecured, shall be reasonable in relation to our Net Assets, and shall be reviewed by our board of trustees at least quarterly. As used in our Bylaws, “Net Assets” means our total assets at cost before deducting depreciation or other non-cash reserves less total liabilities, calculated at least quarterly on a basis consistently applied. The maximum amount of such borrowings in relation to our Net Assets shall, in the absence of a satisfactory showing that a higher level of borrowing is appropriate, not exceed 300%. Any excess in borrowing over such 300% level shall be approved by a majority of the independent members of our board of trustees and disclosed to the holders of our shares of beneficial interest in our next quarterly report, along with justification for such excess.
Other Investment Restrictions
Other than restrictions precluding investments by IRET Properties that would adversely affect our qualification as a REIT, there are no restrictions on the investment activities of IRET Properties.	Our Third Restated Declaration of Trust requires that any transaction between us and any member of our board of trustees or his or her affiliates shall be approved: (i) by a majority of our board of trustees (whether or not constituting a quorum for the transaction of business) not otherwise interested in such transaction as being fair and reasonable to us; and (ii) by a majority of the independent members of our board of trustees not otherwise interested in such transaction as being fair and reasonable to us.

IRET Properties	IRET

In no event shall we or any of our affiliates purchase any asset from any member of our board of trustees or his or her affiliates at a cost exceeding the current appraised value of said asset. In no event shall we or any of our affiliates sell any asset to any member of our board of trustees or his or her affiliates at a cost less than the current appraised value of said asset.

Further, our Bylaws provide the following:

• Our primary investment objectives are to obtain current income and capital appreciation for the holders of our shares of beneficial interest.

• The independent members of our board of trustees shall review our investment policies with sufficient frequency and at least annually to determine that our policies at any time are in the best interests of the holders of our shares of beneficial interest.

• We shall not invest in equity securities unless a majority of the members of our board of trustees (including a majority of independent members of our board of trustees) not otherwise interested in such transaction approve the transaction as being fair, competitive and commercially reasonable.

• We shall not invest more than 10% of our total assets in unimproved real property or mortgage loans on unimproved real property. “Unimproved real property” shall mean real property that has the following three characteristics: (i) an equity interest in real property that was not acquired for the purpose of producing rental or other operating income; (ii) has no development or construction in process on such land; and (iii) no development or construction on such land is planned in good faith to commence on such land within one year.

• We shall not invest in commodities or commodity future contracts. Such limitation is not intended to apply to future contracts, when used solely for hedging purposed in connection with our ordinary business of investing in real estate assets and mortgages.

• We shall not invest in or make mortgage loans unless an appraisal is obtained concerning the underlying property, except for those loans insured or guaranteed by a government or government agency. In cases in which a majority of the independent members of our board of trustees so determine, and in all cases in which the transaction is with a member of our board of trustees or his or her affiliates, such an appraisal

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must be obtained from an independent expert concerning the underlying property. This appraisal shall be maintained in our records for at least five years, and shall be available for inspection and duplication by any holder of our shares of beneficial interest. In addition to the appraisal, a mortgagee’s or owner’s title insurance policy or commitment as to the priority of the mortgage or the condition of the title must be obtained. Further, our board of trustees shall observe the following policies in connection with investing in or making mortgage loans: (i) we shall not invest in real estate contracts of sale, otherwise known as land sale contracts, unless such contracts of sale are in recordable form and appropriately recorded in the chain of title; (ii) we shall not make or invest in mortgage loans, including construction loans, on any one property if the aggregate amount of all mortgage loans outstanding on the property, including our loans (and including all interest (excluding contingent participation in income and/or appreciation in value of the mortgaged property) the current payment of which may be deferred pursuant to the terms of such loans, to the extent that deferred interest on each loan exceeds 5% per annum of the principal balance of the loan) would exceed an amount equal to 85% of the appraised value of the property, as determined by appraisal, unless substantial justification exists because of the presence of other underwriting criteria; and (iii) we shall not make or invest in any mortgage loans that are subordinate to any mortgage or equity interest of a member of our board of trustees or his or her affiliate. The policies outlined in (i) through (iii) above may be exceeded or avoided for a particular transaction provided a commercially reasonable justification exists and is approved by a majority of the members of our board of trustees (including a majority of the independent members of our board of trustees) not otherwise interested in the transaction.
Management Control
IRET, Inc., as the sole general partner, has full, exclusive and complete responsibility and discretion in the management and control of IRET Properties. The limited partners have no authority in their capacity as limited partners to transact business for, or participate in the management activities or decisions of, IRET Properties except as is otherwise required by applicable law.	Our board of trustees has exclusive control over our business and affairs subject only to the restrictions set forth in our Third Restated Declaration of Trust or our Bylaws. Our board of trustees currently consists of nine trustees. Such number may be increased or decreased from time to time as determined by our board of trustees, but may not be less than five or more than fifteen. Our trustees are elected annually at our annual meeting of shareholders and serve for a term of one year or until the election and qualification of his or her successor. Our Bylaws and the ordinary business

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policies adopted by our board of trustees may be altered or eliminated without a vote of the holders of our shares of beneficial interest. Accordingly, except for holders of common shares who vote in the election of our trustees, the holders of our shares of beneficial interest have no control over our ordinary business policies.
Fiduciary Duties
IRET, Inc., as the general partner, has fiduciary duties to the limited partners. Before becoming a limited partner, each limited partner must agree, however, that in the event of any conflict in the fiduciary duties owed by us to our shareholders and by IRET, Inc., as the general partner of IRET Properties, to the limited partners, IRET, Inc. will fulfill its fiduciary duties to such limited partners by acting in the best interests of our shareholders.	Our Third Restated Declaration of Trust is silent regarding the fiduciary relationship between our board of trustees and the holders of our shares of beneficial interest; however, we believe that, pursuant to general principles of law and equity, our board of trustees would be deemed to be in a fiduciary relationship with the holders of our shares of beneficial interest.
Management Liability and Indemnification
As the general partner, IRET, Inc. has liability for the payment of the obligations and debts of IRET Properties. Under the Agreement of Limited Partnership of IRET Properties, IRET, Inc. will not be responsible for losses sustained or liabilities incurred as a result of errors in judgment or for any act or omission, if IRET, Inc. acted in good faith. The Agreement of Limited Partnership of IRET Properties also provides for the indemnification of us, IRET, Inc., the directors, trustees, officers and employees of both us and IRET, Inc., and such other persons as IRET, Inc. may designate from time to time in its sole discretion, against liabilities relating to the operations of IRET Properties unless it is established that (i) the act or omission of the indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty; (ii) the indemnitee actually received an improper personal benefit in money, property or service; or (iii) in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.	Our Third Restated Declaration of Trust provides that we will indemnify members of our board of trustees to the fullest extent permitted by law in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she was a member of our board of trustees or is or was serving at our request as a director, trustee, officer, partner, manager, member, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, limited liability company, other enterprise or employee benefit plan, from all claims and liabilities to which such person may become subject by reason of service in such capacity, and further we will pay or reimburse reasonable expenses (including without limitation attorneys’ fees), as such expenses are incurred, of each member of our board of trustees in connection with any such proceedings.

Our Third Restated Declaration of Trust further provides that we will indemnify each of our officers and employees, and will have the power to indemnify each of our agents, to the fullest extent permitted by North Dakota law, as amended from time to time, in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she was our officer, employee or agent or is or was serving at our request as a director, trustee, officer, partner, manager, member, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, limited liability company, other enterprise or employee benefit plan, from all claims

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and liabilities to which such person may become subject by reason of service in such capacity and will pay or reimburse reasonable expenses, as such expenses are incurred, of each officer, employee or agent in connection with any such proceedings.

For purposes of providing indemnification for members of our board of trustees, and all of our officers, employees and agents, our Third Restated Declaration of Trust provides that we will have the authority to enter into insurance or other arrangements, with persons or entities that are regularly engaged in the business of providing insurance coverage, to indemnify all of the members of our board of trustees, and all of our officers, employees and agents against any and all liabilities and expenses incurred by them by reason of their being members of our board of trustees, or our officers, employees or agents, whether or not we would otherwise have the power to indemnify such persons against such liability. Without limiting our power to procure or maintain any kind of insurance or other arrangement, our Third Restated Declaration of Trust provide s that we may, for the benefit of persons indemnified by us, (i) create a trust fund, (ii) establish any form of self-insurance, (iii) secure our indemnity obligation by grant of any security interest or other lien on our assets, or (iv) establish a letter of credit, guaranty or surety arrangement. Any such insurance or other arrangement may be procured, maintained or established within us or with any insurer or other person deemed appropriate by our board of trustees regardless of whether all or part of the shares or other securities thereof are owned in whole or in part by us. In the absence of fraud, the judgment of the board of trustees as to the terms and conditions of insurance or other arrangement and the identity of the insurer or other person participating in any arrangement will be conclusive, and such insurance or other arrangement will not be subject to voidability, nor subject the members of our board of trustees approving such insurance or other arrangement to liability, on any ground, regardless of whether the members participating in and approving such insurance or other arrangement will be beneficiaries thereof. We currently maintain insurance covering members of the board and officers against liability as a result of their actions or inactions on our behalf.
Voting Rights
All decisions relating to the operation and management of the IRET Properties are made by IRET, Inc., as the general partner.	We are managed and controlled by our board of trustees, which currently consists of nine members. Each member of our board of trustees is elected annually at our annual meeting of shareholders and

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serves for a term of one year or until the election and qualification of his or her successor.

Subject to the provisions of our Third Restated Declaration of Trust regarding the restriction on the transfer of our common shares, our common shares have non-cumulative voting rights at the rate of one vote per common share on all matters submitted to the shareholders, including the election of members of our board of trustees.

Our Third Restated Declaration of Trust generally provides that whenever any action is to be taken by the holders of our common shares, including the amendment of our Third Restated Declaration of Trust if such amendment is previously approved by our board of trustees, such action will be authorized by a majority of the holders of our common shares present in person or by proxy at a meeting at which a quorum is present, except as otherwise required by law, our Third Restated Declaration of Trust or our Bylaws. Our Third Restated Declaration of Trust further provides the following: (i) that the following actions will be authorized by the affirmative vote of the holders of our common shares holding common shares possessing a majority of the voting power of our common shares then outstanding and entitled to vote on such action:

• our termination;

• our merger with or into another entity;

• our consolidation with one or more other entities into a new entity;

• the disposition of all or substantially all of our assets; and

• the amendment of the Third Restated Declaration of Trust, if such amendment has not been previously approved by our board of trustees; and

(ii) that a member of our board of trustees may be removed with or without cause by the holders of our common shares by the affirmative vote of not less than two-thirds of our common shares then outstanding and entitled to vote on such matter.
Amendment of the Agreement of Limited Partnership of IRET Properties or Third Restated Declaration of Trust
The consent of IRET, Inc. is required for any amendment to the Agreement of Limited Partnership of IRET Properties. IRET, Inc. may amend the Agreement of Limited Partnership of IRET Properties without the consent of the limited	Generally, our Third Restated Declaration of Trust may be amended only by the affirmative vote or written consent of holders of our shares of beneficial interest holding shares possessing a majority of the voting power of shares then outstanding and entitled

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partners; provided, however, that the consent of the limited partners holding more than 50% of the partnership interests (other than IRET, Inc.) is required to make any amendment (i) affecting the redemption right in a manner adverse to the limited partners; (ii) adversely affecting the rights of the limited partners to receive distributions payable to them; (iii) that would alter the allocation of profit and loss to the limited partners; or (iv) that would impose on the limited partners any obligation to make additional capital contributions.
to vote thereon.

Our Third Restated Declaration of Trust also permits our board of trustees, by a two-thirds vote and without any action by the holders of our shares of beneficial interest entitled to vote thereon, to amend our Third Restated Declaration of Trust from time to time as necessary to enable us to continue to qualify as a real estate investment trust under the Internal Revenue Code.
Compensation, Fees and Distributions
IRET, Inc. does not receive any compensation for its services as general partner of IRET Properties. IRET, Inc. has the same right to distributions as the other partners of IRET Properties. IRET Properties pays all of our and IRET, Inc.’s administrative costs and expenses and all of our expenses are considered expenses of IRET Properties. Our expenses generally include: (i) all expenses relating to the operation and continuity of our existence and the existence of IRET, Inc.; (ii) all expenses relating to the public offering and registration of securities by us; (iii) all expenses associated with the preparation and filing of our periodic reports under federal, state or local laws or regulations; (iv) all of the expenses of us and IRET, Inc. associated with compliance with laws, rules and regulations promulgated by any regulatory body; and (v) all other operating or administrative costs of IRET, Inc. incurred in the ordinary course of its business on behalf of IRET Properties.	Members of our board of trustees who are not employed by us received annual fees and meeting fees for each meeting attended in person or via conference call. Additionally, chairperson and vice chairperson for each board committee additional annual fees and each member of our audit committee receives a meeting fee for each meeting attended in person or via conference call. Members of our board of trustees who are employed by us do not receive any separate compensation or other consideration, direct or indirect, for service as a trustee but do receive compensation for their service as our employee.
Liability of Investors
Under the Agreement of Limited Partnership of IRET Properties, the limited partners will only be liable to IRET Properties to make payments of their capital contributions, if any, and no limited partner will be liable for any debts, liabilities, contracts or obligations of IRET Properties.	Our Third Restated Declaration of Trust provides that holders of our shares of beneficial interest shall not be personally or individually liable in any manner whatsoever for any debt, act, omission or obligation incurred by us or our board of trustees and shall be under no obligation to us or our creditors with respect to their shares of beneficial interest other than the obligation to pay to us the full amount of the consideration for which the shares of beneficial interest were issued or to be issued. The holders of our shares of beneficial interest shall not be liable to assessment and our board of trustees shall have no power to bind the holders of our shares of beneficial interest personally. We shall indemnify and hold each holder of our shares of beneficial interest harmless from and against all claims and liabilities, whether they proceed to judgment or are settled or otherwise brought to a conclusion, to which such holder of our shares of beneficial interest may become subject by reason of his or her being or having been a

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holder of our shares of beneficial interest, and shall reimburse such holder of our shares of beneficial interest for all legal and other expenses reasonably incurred by him, her or it in connection with any such claim or liability; provided, however, that such holder of our shares of beneficial interest must give prompt notice as to any such claims or liabilities or suits and must take such action as will permit us to conduct the defense thereof.

The rights accruing to a holder of our shares of beneficial interest under our Third Restated Declaration of Trust shall not exclude any other right to which such holder may be lawfully entitled, nor shall anything contained herein restrict our right to indemnify or reimburse a holder in any appropriate situation even though not specifically provided herein; provided, however, that we shall have no liability to reimburse the holders of our shares of beneficial interest for taxes assessed against them by reason of their ownership of shares, nor for any losses suffered by reason of changes in the market value of shares.

No amendment to our Third Restated Declaration of Trust increasing or enlarging the liability of the holders of our shares of beneficial interest shall be made without the unanimous vote or written consent of all of the holders.
Nature of Investment
The LP Units constitute equity interests in IRET Properties. The Agreement of Limited Partnership of IRET Properties provides that IRET Properties must distribute cash from operations on a quarterly basis, in amounts determined by IRET, Inc., in its sole discretion, to the partners in accordance with their respective percentage interests in IRET Properties.	Common shares constitute equity interests in us. Each holder of common shares is entitled to his, her or its pro rata share of any distributions paid with respect to the common shares. Dividends payable to holders of common shares are not fixed in amount and are only paid if, when and as declared by our Board of Trustees. Further, our Series A preferred shares have preferential rights with respect to dividends. In order to continue to qualify as a REIT, we must generally distribute at least 90% of our net taxable income (excluding capital gains). Any taxable income (including capital gains) not distributed will be subject to corporate income tax.
Potential Dilution of Rights
IRET, Inc., as the general partner, is authorized, in its sole and absolute discretion and without the approval of any limited partner, to issue additional LP Units to itself, us, any limited partner or any other person for such consideration and on such terms and conditions as established by IRET, Inc. The issuance of LP Units to IRET, Inc. or us is subject to certain conditions. IRET, Inc. is also authorized to cause IRET Properties to issue	Our Board of Trustees may issue, in its discretion, an unlimited number of shares of beneficial interest. The issuance of any additional shares of beneficial interest may result in the dilution of the interests of the current holders of our shares of beneficial interest.

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general partnership interests or LP Units for less than fair market value if IRET, Inc. has concluded in good faith that such issuance is in our best interests and in the best interests of IRET Properties. IRET, Inc. is also authorized to issue additional partnership interests in different series or classes, which may have rights and preferences that are senior to the LP Units

Liquidity
With certain limited exceptions, the limited partners may not transfer their LP Units, in whole or in part, without the written consent of IRET, Inc., which consent may be withheld in the sole discretion of IRET, Inc. IRET, Inc. may not consent to any transfer that would cause IRET Properties to be treated as a corporation for federal income tax purposes. Each limited partner has the right to redeem his, her or its LP Units for Shares, subject to a minimum one-year holding period.	The common shares covered by this prospectus will be freely transferable as registered securities under the Securities Act of 1933. Our common shares are listed on the NASDAQ National Market under the symbol “IRETS.” The breadth and strength of this secondary market will depend, among other things, upon the number of common shares outstanding, our financial results and prospects, general interest in us and other real estate investments and our dividend yield compared to that of other debt and equity securities.
Federal Income Taxation
IRET Properties is not subject to federal income taxes. Instead, each limited partner includes its allocable share of taxable income or loss of IRET Properties in determining its individual federal income tax liability. The maximum federal income tax rate for individuals for 2004 is 35%.

A limited partner’s share of income and loss generated by IRET Properties generally is subject to the “passive activity‘ limitations. Under the “passive activity” rules, income and loss from IRET Properties that are considered “passive income‘ generally can be offset against income and loss from other investments that constitute “passive activities.” Cash distributions from IRET Properties are not taxable to a limited partner except to the extent such distributions exceed such limited partner’s basis in his, her or its LP Units (which will include such limited partner’s allocable share of IRET Properties’ taxable income and nonrecourse debt.)

Limited partners are required, in some cases, to file state income tax returns and/or pay state income taxes in states in which IRET Properties owns property, even if they are not residents of those states.	Since our organization, we have operated in a manner intended to qualify as a REIT. So long as we qualify as a REIT, we will not be subject to federal income tax with respect to income that we distribute to our shareholders. Rather all such income will be taxed at the shareholder level.

As a REIT, we will not be taxed on that portion of our taxable income that is distributed to our shareholders, provided that at least 90% of our taxable income is distributed. To the extent that there is undistributed taxable income or undistributed capital gain income, we will be taxed as a domestic corporation at corporate income tax rates. However, we may retain some or all of our net capital gain without incurring double taxation. If we elect to do this, we are taxed on the amount we designate as retained capital gain at the capital gains rate generally applicable to corporations.

Distributions made to our shareholders out of current or accumulated earnings and profits will be taxed to such shareholders as ordinary income. Distributions that are designated as capital gain dividends will generally be taxed as long-term capital gains to the extent they do not exceed our actual net capital gain income for the taxable year. Distributions to a shareholder in excess of current or accumulated earnings and profits will be treated as a nontaxable return of capital to the extent that they do not exceed the adjusted basis of a shareholder’s shares of beneficial interest. If distributions in excess of current or accumulated

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earnings and profits exceed the adjusted basis of a shareholder’s shares of beneficial interest, the distributions will be included in the shareholder’s income as long-term or short-term capital gain (assuming the shares of beneficial interest are held as a capital asset in the hands of the shareholder).

Shareholders who are individuals generally will not be required to file state income tax returns and/or pay state income taxes outside of their state of residence with respect to our operations and distributions. We may be required to pay state income taxes in certain states.

CERTAIN TAX CONSIDERATIONS

Considerations Regarding IRET and its Shareholders

      Federal Income Taxation. Since our organization, we have operated in a manner intended to qualify us as a REIT under sections 856-858 of the Internal Revenue Code. Under these sections of the Internal Revenue Code, a REIT that meets certain requirements will not be subject to Federal income tax with respect to income that it distributes to its shareholders. Rather, all such income will be taxed at the shareholder level. In order to be considered a REIT for purposes of the Federal income tax laws, we must continue to meet the requirements of those sections of the Internal Revenue Code, including the following:

(i) At the end of each fiscal quarter, at least 75% of the value of our total assets must consist of real estate, cash and cash items (including receivables) and government securities. As to non-real estate investments, which may not exceed 25% of our total assets, the securities that we own in any one issuer (other than a taxable REIT subsidiary) may not represent more than 5% of the value of our assets or more than 10% of the total value or voting power of that issuer.

(ii) At least 75% of our gross income for the taxable year must be derived from real estate rents or mortgages or other specified real estate related activities.

(iii) Beneficial ownership of our shares of beneficial interest must be held by 100 or more persons during at least 335 days of each 12-month taxable year. More than 50% of our outstanding shares of beneficial interest may not be owned, directly or indirectly, by or for, five or fewer individuals, at any time during the last half of the taxable year.

      As a REIT, we will not be taxed on that portion of our taxable income that is distributed to our shareholders, provided that at least 90% of our taxable income is distributed. To the extent that there is undistributed taxable income or undistributed capital gain income, we will be taxed as a domestic corporation at corporate income tax rates. However, we may retain some or all of our net capital gain without incurring double taxation. If we elect to do this, we are taxed on the amount we designate as retained capital gain at the capital gains rate generally applicable to corporations. Our shareholders then must include in their income their proportionate share of the undistributed capital gain as long-term capital gain. In this case the shareholder is deemed to have paid the shareholder’s share of the tax we paid, and is entitled to a credit for this amount on the shareholder’s income tax return. In addition, the shareholder’s basis in the shareholder’s shares of beneficial interest is increased by the amount of the undistributed long-term capital gains taxed to the shareholder, less the amount of capital gains tax we paid on those capital gains. As a REIT, we will not be entitled to carry back or carry forward any net operating losses with respect to the income taxed to us. So long as we have met the statutory requirements for taxation as a REIT, distributions made to our shareholders will be taxed to such shareholders in the manner described below.

      If we do not qualify as a REIT for any taxable year, we will be taxed as a domestic corporation, and we will not be able to deduct distributions to our shareholders in computing our taxable income. Such distributions, to the extent made out of our current or accumulated earnings and profits, will be taxable to the shareholders as dividends, but will be eligible for the dividends received deduction for corporations.

      In the opinion of the law firm of Pringle & Herigstad, P.C., we have conducted our operations in such a manner as to qualify as a REIT. Treasury Regulations issued under the Internal Revenue Code require that the members of our board of trustees have continuing exclusive authority over our management, the conduct of our affairs and, with certain limitations, the management and disposition of the property we own. Our board of trustees intends to adopt any amendments to our Third Restated Declaration of Trust that may be necessary in order for us to continue to operate as a REIT. Any amendments to our Third Restated Declaration of Trust that are required in order for us to remain qualified as a REIT may be made by the board of trustees without notice to, or a vote of, our shareholders.

      Taxation of Our Shareholders. Distributions made to our shareholders out of current or accumulated earnings and profits will be taxed to our shareholders as ordinary income. Distributions that are designated as capital gain dividends will generally be taxed as long-term capital gains to the extent they do not exceed our actual net capital gain income for the taxable year. Distributions to a shareholder in excess of current or accumulated earnings and profits will be treated as a nontaxable return of capital to the extent that they do not exceed the adjusted basis of a shareholder’s securities. If distributions in excess of current or accumulated earnings and profits exceed the adjusted basis of a shareholder’s shares of beneficial interest, the distributions will be included in the shareholder’s income as long-term or short-term capital gain (assuming the shares of beneficial interest are held as a capital asset in the hands of the shareholder). So long as we are taxed as a REIT distributions will not be eligible for the dividends received deduction for corporations.

      We will notify shareholders at the end of each year as to the portions of the distributions that constitute ordinary income, net capital gain or return of capital. Any dividend declared by us during the months of October, November or December of any year payable to a shareholder of record on a specified date in any such month will be treated as both paid by us and received by the shareholder on December 31 of such year, even though the dividend may not actually be paid by us until January of the following calendar year. The shareholders may not include in their individual income tax returns any of our operating or extraordinary losses, whether ordinary or capital.

      In addition, as described earlier, if we retain some or all of our net capital gain and elect to avoid double tax on these gains, we will be taxed on the amount so designated at the capital gains rate generally applicable to corporations. A shareholder then must include the shareholder’s proportionate share of these undistributed capital gains in income as long-term capital gain. The shareholders are deemed to have paid their share of the tax we paid, and they may claim a credit for this amount on their income tax returns. In addition, the tax basis of the shareholder’s shares of beneficial interest is increased by the amount of such undistributed long-term capital gains taxed to the shareholder, less the amount of capital gains tax we paid on those capital gains.

      In general, any gain or loss upon a sale or exchange of our securities by a shareholder who has held such securities as a capital asset will be long-term or short-term, depending on whether the securities were held for more than one year; provided, however, that any loss on the sale or exchange of our securities that have been held by such shareholder for six months or less will be treated as a long-term capital loss to the extent that distributions from us are required to be treated by such shareholders as long-term capital gain.

      State and Local Income Taxation. Since we qualify as a REIT for purposes of the Federal income tax laws, we generally are not subject to state income tax on that portion of our taxable income that is distributed to our shareholders. Shareholders, however, may be subject to taxation on distributions we make to them depending on the state or local jurisdiction of residence of the shareholder. Prospective shareholders should consult their tax advisors for an explanation of how state and local tax laws could affect their investment.

      Taxation of Pension and Profit Sharing (including 401(k)) Trusts, IRAs and other Tax-Exempt Entities. Amounts distributed as dividends by a qualified REIT generally do not constitute unrelated business taxable income, or UBTI, when received by a tax-exempt entity. As a consequence, the dividend income received from us by a tax-exempt entity, including a qualified pension or profit sharing (including a 401(k)) trust or an IRA), should not be UBTI to the tax-exempt entity provided that: (a) the tax-exempt entity has not held its securities as “debt-financed property” within the meaning of the Internal Revenue Code, and (b) the securities are not otherwise used in an unrelated trade or business of the tax-exempt entity. If we are considered a “pension-held REIT,” an additional requirement must be satisfied in order for dividend income received by a tax-exempt entity that is a qualified pension or profit sharing (including 401(k)) trust, or a qualified trust, not to be UBTI. This requirement is that a qualified trust may not hold more than 10% by value of the interests in us. In general, a REIT is considered a “pension-held REIT” if it takes advantage of a special rule in the Internal Revenue Code permitting it to satisfy the “five or fewer individual ownership requirement” mentioned above in subparagraph (iii) of the subsection entitled “— Considerations Regarding IRET and its Shareholders” by treating beneficiaries of a qualified trust as owners, and the REIT is considered to be “predominantly held” by qualified trusts. A REIT is considered to be “predominantly held” by qualified trusts if: (a) at least one qualified trust holds more than 25% by value of the interests in the REIT; or (b) one or more qualified trusts, each of which own more than 10% by value of the interests in the REIT, hold in the aggregate more than 50% by value of the interests in the REIT.

      With respect to tax-exempt entities that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (9), (17) and (20) of the Internal Revenue Code, respectively, income from an investment in us will constitute UBTI unless the organization is able to deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in us. Such prospective investors should consult their tax advisors concerning these “set-aside” and reserve requirements.

      Reporting to the IRS and Backup Withholding. We will report to our shareholders and the Internal Revenue Service the amount of dividends paid during each calendar year and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding, currently at the rate of 28%, with respect to dividends paid, unless such holder: (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a correct taxpayer identification number, certifies that he or she is exempt from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide us with a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any shareholder who fails to certify its non-foreign status to us.

Tax Treatment of IRET Properties and Its Limited Partners

      The following discussion summarizes certain federal income tax considerations applicable to IRET’s investment in IRET Properties. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

      We will include in our income our share of IRET Properties’ income and deduct our share of IRET Properties’ losses only if IRET Properties is classified for federal income tax purposes as a partnership, rather than as a corporation, an association taxable as a corporation or a “publicly traded partnership” within the meaning of the federal income tax laws.

      We have not requested, and do not intend to request, a ruling from the Internal Revenue Service that IRET Properties will be classified as a partnership for federal income tax purposes. Instead, based on certain factual assumptions and representations we have made and on currently applicable Treasury Regulations under Section 7701 of the Internal Revenue Code, Pringle & Herigstad, P.C., is of the opinion that IRET Properties will be treated for federal income tax purposes as a partnership. Further, based on certain factual assumptions and representations we have made, Pringle & Herigstad, P.C., is of the opinion that IRET Properties will not be a publicly traded partnership. Unlike a tax ruling, an opinion of counsel is not binding upon the Internal Revenue Service, and no assurance can be given that the Internal Revenue Service will not challenge the status of IRET Properties as a partnership for federal income tax purposes. If a court sustained such a challenge, IRET Properties would be treated as a corporation for federal income tax purposes, as described below. In addition, the opinion of Pringle & Herigstad, P.C., is based on existing law. No assurance can be given that administrative or judicial changes would not modify the conclusions expressed in the opinion.

      If for any reason IRET Properties was taxable as a corporation, rather than a partnership, for federal income tax purposes, we would not be able to qualify as a REIT. In addition, any change in the IRET Properties’ status for tax purposes might be treated as a taxable event, in which case we might incur a tax liability without any related cash distribution. Further, items of income and deduction of IRET Properties would not pass through to its partners, and its partners would be treated as shareholders for tax purposes. Additionally, IRET Properties would be required to pay income tax at corporate tax rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing IRET Properties’ taxable income.

Income Taxation of IRET Properties and its Partners.

      Partners, Not IRET Properties, Subject to Tax. A partnership is not a taxable entity for Federal income tax purposes. As such, we will be required to take into account our allocable share of income, gains, losses, deductions and credits from IRET Properties for any taxable year ending within, or with, our taxable year, without regard to whether we have received, or will receive, any distributions.

      Partnership Allocation Income, Losses and Capital Gain. Although a partnership agreement generally will determine allocations of income and losses among partners, such allocations will be disregarded for tax purposes under Section 704(b) of the Internal Revenue Code if they do not comply with the provisions of Section 704(b) of the Internal Revenue Code and the Treasury Regulations promulgated thereunder. If an allocation is not recognized for Federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. IRET Properties’ allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Internal Revenue Code and the Treasury Regulations promulgated thereunder.

      Tax Allocations with Respect to Contributed Property. Pursuant to Section 704(c) of the Internal Revenue Code, income, gain, loss and deductions that are attributable to appreciated or depreciated property contributed to a partnership in exchange for an interest in the partnership must be allocated for Federal income tax purposes in a manner such that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution. The Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items affected by Section 704(c) of the Internal Revenue Code, and outlining several reasonable allocation methods. IRET Properties plans to elect to use the traditional method for allocating under section 704(c) items with respect to the properties it acquires in exchange for limited partnership units.

      Under the limited partnership agreement of IRET Properties, depreciation or amortization deductions will be allocated among the partners in accordance with their respective interests. In addition, gain on the sale of a property contributed to IRET Properties by a limited partner in exchange for limited partnership units will be specially allocated to such limited partner to the extent of any built-in gain with respect to the property. Depending on the allocation method elected under section 704(c), it is possible that: (i) we may be allocated lower amounts of depreciation deductions for tax purposes with respect to contributed properties than would be allocated to us if such properties were to have a tax basis equal to their fair market value at the time of contribution, and (ii) we may be allocated taxable gain in the event of a sale of such contributed properties in excess of the economic profit allocated to us as a result of such sale. These allocations may cause us to recognize taxable income in excess of cash proceeds, which may adversely affect our ability to comply with the REIT distribution requirements. This situation has not occurred in the past, and we do not currently have any reason to believe it will occur in the future.

      The allocation rules also may affect the calculation of our earnings and profits for purposes of determining the portion of our distributions that are taxable as a dividend. The allocations described in this paragraph may result in a higher portion of our distributions being taxed as a dividend than would have occurred had we purchased the properties for cash.

      Tax Basis in IRET Properties. In general, our adjusted tax basis of our partnership interest in IRET Properties is equal to: (i) the amount of cash and the basis of any other property that we contribute to IRET Properties, (ii) increased by our share of IRET Properties’ income and any increases in our share of IRET Properties’ indebtedness, and (iii) reduced, but not below zero, by our share of IRET Properties’

loss, any decreases in our share of IRET Properties’ indebtedness, and the amount of cash and the basis of any other property distributed to us.

      If the allocation of our share of loss would reduce the adjusted tax basis of our partnership interest in IRET Properties below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce our adjusted tax basis below zero. To the extent that cash distributions, or any decrease in our share of the indebtedness, would reduce our adjusted tax basis below zero, the excess distributions (after our adjusted tax basis has been reduced to zero) will constitute taxable income to us. Such income normally will be characterized as capital gain, and, if our partnership interest in IRET Properties has been held for longer than the long-term capital gain holding period, the income will constitute long-term capital gain.

      Sale of Real Estate. Generally, any gain realized by IRET Properties on the sale of property held for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture.

      Any gain recognized on the disposition of a particular property contributed by a partner in exchange for limited partnership will be allocated first to such contributing partner under Section 704(c) of the Internal Revenue Code to the extent of such contributing partner’s built-in gain. Any remaining gain will be allocated among the partners in accordance with their respective ownership percentage interests in IRET Properties.

LEGAL MATTERS

      The validity of the common shares offered by this prospectus, the Federal and state tax aspects of the organization and operation of us and IRET Properties and other legal matters will be passed upon for us by Pringle & Herigstad, P.C., Minot, North Dakota.

EXPERTS

      The financial statements incorporated into this prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended April 30, 2003, have been included herein in reliance on the reports of Brady Martz & Associates, P.C., Minot, North Dakota, independent accountants, given on the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Securities and Exchange Commission’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C., 20549, and in New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. You also may obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities Exchange Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C., 20549. Our Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission’s web site at http://www.sec.gov and our web site at http://www.irets.com. Information on our website does not constitute part of this prospectus.

      We have filed with the Securities and Exchange Commission a Registration Statement on Form S-3, of which this prospectus is a part, under the Securities Act of 1933 with respect to our shares of beneficial interest. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement.

      Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information about us and our securities, you should refer to the Registration Statement and such exhibits and schedules, which may be obtained from the Securities and Exchange Commission at its principal office in Washington, D.C., upon payment of the fees prescribed by the Securities and Exchange Commission, and at the Securities and Exchange Commission’s website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The documents listed below have been filed by us under the Securities Exchange Act of 1934 with the Securities and Exchange Commission and are incorporated by reference in this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended April 30, 2003;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2003;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2003;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2004;

•	Our Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 27, 2003;

•	Our Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 24, 2003;

•	Our Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 7, 2003, and amended on March 8, 2004;

•	Our Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 14, 2004;

•	Our Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 22, 2004;

•	The description of our common shares contained in our Registration Statement on Form 10 (File No. 0-14851), dated July 29, 1986, as amended by the Amended Registration Statement on Form 10, dated December 17, 1986, and the Second Amended Registration Statement on Form 10, dated March 12, 1987.

      We also incorporate by reference into this prospectus all documents that we file with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 following the date of this prospectus and prior to the termination of the sale of our securities offered by this prospectus.

      This means that important information about us appears or will appear in these documents and will be regarded as appearing in this prospectus. To the extent that information appearing in a document filed later is inconsistent with prior information, the later statement will control and the prior information, except as modified or superseded, will no longer be a part of this prospectus.

      We will provide copies of all documents that are incorporated by reference into this prospectus and any applicable prospectus supplement (not including the exhibits other than exhibits that are specifically incorporated by reference) without charge to each person who so requests in writing or by calling us at the following address and telephone number:

Investors Real Estate Trust

12 South Main Street
Minot, ND 58701
Attn: Michael A. Bosh, Secretary and General Counsel
(701) 837-4738

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Certain statements included in this prospectus and the documents incorporated into this prospectus by reference are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements about our intention to invest in properties that we believe will increase in income and value; our belief that the real estate markets in which we invest will continue to perform well; our belief that we have the liquidity and capital resources necessary to meet our known obligations and to make additional real estate acquisitions and capital improvements when appropriate to enhance long term growth; and other statements preceded by, followed by or otherwise including words such as “believe,” “expect,” “intend,” “project,” “anticipate,” “potential,” “may,” “will,” “designed,” “estimate,” “should,” “continue” and other similar expressions. These statements indicate that we have used assumptions that are subject to a number of risks and uncertainties that could cause our actual results or performance to differ materially from those projected.

      Although we believe that the expectations reflected in forward-looking statements are based on reasonable assumptions, we can give no assurance that these expectations will prove to have been correct. Important factors that could cause our actual results to differ materially from the expectations reflected in our forward-looking statements include:

•	the economic health of the markets in which we own and operate multi-family and commercial properties, specifically the states of Minnesota and North Dakota, or other markets in which we may invest in the future;

•	the economic health of our commercial tenants;

•	market rental conditions, including occupancy levels and rental rates, for multi-family residential and commercial properties.

•	our ability to identify and secure additional multi-family residential and commercial properties that meet our criteria for investment;

•	the level and volatility of prevailing market interest rates and the pricing of our securities;

•	financing risks, such as our inability to obtain debt or equity financing on favorable terms, or at all;

•	our ability to timely complete and lease-up properties under construction;

•	compliance with applicable laws, including those concerning the environment and access by persons with disabilities; and

•	the availability and cost of casualty insurance for losses caused by terrorist acts.

      In light of these uncertainties, the events anticipated by our forward-looking statements might not occur and we caution you not to place undue reliance on any of our forward-looking statements. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise, and those statements speak only as of the date made. The foregoing review of factors that could cause our actual results to differ materially from those contemplated in any forward-looking statements should not be construed as exhaustive.

1,762,376

INVESTORS REAL ESTATE TRUST

Common Shares of Beneficial Interest

PROSPECTUS

PART II

INFORMATION NOT REQUIRED TO BE IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

      The following table sets forth the various expenses incurred by the Company in connection with the issuance and registration of the common shares being registered pursuant to this Registration Statement on Form S-3. All of the amounts shown are estimates, except for the Securities and Exchange Commission registration fee.

Securities and Exchange Commission Fee	$2,171
Legal Fees and Expenses	$10,000

TOTAL	$12,171

Item 15.	Indemnification of Directors and Officers

      Limitation of Liability and Indemnification. Our Third Restated Declaration of Trust provides that we will indemnify members of our board of trustees to the fullest extent permitted by law in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she was a member of our board of trustees or is or was serving at our request as a director, trustee, officer, partner, manager, member, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, limited liability company, other enterprise or employee benefit plan, from all claims and liabilities to which such person may become subject by reason of service in such capacity, and further we will pay or reimburse reasonable expenses (including without limitation attorneys’ fees), as such expenses are incurred, of each member of our board of trustees in connection with any such proceedings.

      Our Third Restated Declaration of Trust further provides that we will indemnify each of our officers and employees, and will have the power to indemnify each of our agents, to the fullest extent permitted by North Dakota law, as amended from time to time, in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she was our officer, employee or agent or is or was serving at our request as a director, trustee, officer, partner, manager, member, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, limited liability company, other enterprise or employee benefit plan, from all claims and liabilities to which such person may become subject by reason of service in such capacity and will pay or reimburse reasonable expenses, as such expenses are incurred, of each officer, employee or agent in connection with any such proceedings.

      For purposes of providing indemnification for members of our board of trustees, and all of our officers, employees and agents, our Third Restated Declaration of Trust provides that we will have the authority to enter into insurance or other arrangements, with persons or entities that are regularly engaged in the business of providing insurance coverage, to indemnify all of the members of our board of trustees, and all of our officers, employees and agents against any and all liabilities and expenses incurred by them by reason of their being members of our board of trustees, or our officers, employees or agents, whether or not we would otherwise have the power to indemnify such persons against such liability. Without limiting our power to procure or maintain any kind of insurance or other arrangement, our Third Restated Declaration of Trust provides that we may, for the benefit of persons indemnified by us, (i) create a trust fund, (ii) establish any form of self-insurance, (iii) secure our indemnity obligation by grant of any security interest or other lien on our assets, or (iv) establish a letter of credit, guaranty or surety arrangement. Any such insurance or other arrangement may be procured, maintained or established within us or with any insurer or other person deemed appropriate by our board of trustees regardless of whether all or part of the shares or other securities thereof are owned in whole or in part by us. In the absence of fraud, the judgment of the board of trustees as to the terms and conditions of insurance or other arrangement and the identity of the insurer or other person participating in any arrangement will be conclusive, and such insurance or other arrangement will not be subject to voidability, nor subject the members of our board of trustees approving such insurance or other arrangement to liability, on any ground, regardless of whether the members participating in and approving such insurance or other arrangement will be beneficiaries thereof. We currently maintain insurance covering members of the board and officers against liability as a result of their actions or inactions on our behalf.

      With the exception of indemnification and insurance provisions set forth above, there is currently no other statute, charter provision, bylaw, contract or other arrangement under which a member of our board of trustees or an employee is insured or indemnified in any manner against liability that he or she may incur in his or her capacity as a member of our board of trustees or as an employee.

Item 16.	Exhibits

Exhibit
Number	Description

3.1	Articles of Amendment and Third Restated Declaration of Trust of Investors Real Estate Trust.(1)
3.2	Articles Supplementary to the Articles of Amendment and Third Restated Declaration of Trust of IRET classifying and designating IRET’s 8.25% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest.(2)
3.3	Second Restated Trustees’ Regulations (Bylaws).(3)
3.4	Agreement of Limited Partnership of IRET Properties, dated January 31, 1997.(4)
5	Opinion of Pringle & Herigstad, P.C.*
8	Opinion of Pringle & Herigstad, P.C.*
23.1	Consent of Independent Auditors*
23.2	Consent of Pringle & Herigstad, P.C.*
24	Power of Attorney (included on signature page)

*	Filed herewith.

(1)	Incorporated herein by reference to Exhibit A to the Company’s Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed with the SEC on August 13, 2003.

(2)	Incorporated herein by reference to Exhibit 3.2 of the Company’s Form 8-A, filed with the filed with the Securities and Exchange Commission on April 22, 2004.

(3)	Incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2003, filed with the SEC on December 15, 2003.

(4)	Incorporated herein by reference to the Company’s Registration Statement on Form S-11 (File No. 333-21945), filed with the Securities and Exchange Commission on February 18, 1997.

Item 17.	Undertakings

      (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation of from the low or high end of the estimated maximum offering range may be reflected in the form of the prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3/A, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (d) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933 the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minot, State of North Dakota, on this 30th day of April, 2004.

INVESTORS REAL ESTATE TRUST

By:	/s/ MICHAEL A. BOSH

Michael A. Bosh
Its: Secretary and General Counsel

      KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael A. Bosh his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and Power of Attorney have been signed by the following persons in the capacities and on the date indicated below.

Signature	Title	Date

/s/ JEFFREY L. MILLER Jeffrey L. Miller	Trustee and Chairman	April 30, 2004

/s/ DANIEL L. FEIST Daniel L. Feist	Trustee and Vice Chairman	April 30, 2004

/s/ JOHN F. DECKER John F. Decker	Trustee	April 30, 2004

/s/ PATRICK G. JONES Patrick G. Jones	Trustee	April 30, 2004

/s/ STEPHEN L. STENEHJEM Stephen L. Stenehjem	Trustee	April 30, 2004

/s/ STEVEN B. HOYT Steven B. Hoyt	Trustee	April 30, 2004

/s/ CHARLES WM. JAMES Charles Wm. James	Trustee and Senior Vice President — Asset Management	April 30, 2004

Signature	Title	Date

/s/ THOMAS A. WENTZ, JR. Thomas A. Wentz, Jr.	Trustee, Senior Vice President — Asset Management and Finance	April 30, 2004

/s/ TIMOTHY P. MIHALICK Timothy P. Mihalick	Trustee, Senior Vice President and Chief Operating Officer	April 30, 2004

/s/ THOMAS A. WENTZ, SR. Thomas A. Wentz, Sr.	President and Chief Executive Officer (Principal Executive Officer)	April 30, 2004

/s/ DIANE K. BRYANTT Diane K. Bryantt	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	April 30, 2004

/s/ MICHAEL A. BOSH Michael A. Bosh	Secretary and General Counsel	April 30, 2004

INVESTORS REAL ESTATE TRUST

Form S-3 Registration Statement

INDEX TO EXHIBITS

Exhibit
Number	Description

5	Opinion of Pringle & Herigstad, P.C.*
8	Opinion of Pringle & Herigstad, P.C.*
23.1	Consent of Independent Auditors*
23.2	Consent of Pringle & Herigstad, P.C.*